As filed with the Securities and Exchange Commission on August 8, 1997
                                       Registration No. _________

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549


                           FORM 10-SB


      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    SYNAPTX WORLDWIDE, INC.
         (Name of Small Business Issuer in its charter)


          Utah                               87-0375342
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)


        385 Airport Road, Suite A, Elgin, Illinois 60123
      (Address of principal executive officers) (Zip Code)


Issuer's telephone number:    (847) 622-0200


Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

            Common Stock, par value $.001 per share
                        (Title of Class)

                    SYNAPTX WORLDWIDE, INC.

                           FORM 10-SB

                       TABLE OF CONTENTS
                                                                           PAGE
                              PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . . .           3

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . .          11

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . .          17

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . .          17

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . .          19

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . .          21

ITEM 7.   Certain Relationships and Related Transactions . . . . .          23

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . .          25

                             PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . .          26

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . .          27

ITEM 3.   Changes in and Disagreements with Accountants. . . . . .          27

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . . . .          28

ITEM 5.   Indemnification of Directors and Officers. . . . . . . .          28

                             PART F/S

          Financial Statements . . . . . . . . . . . . . . . . . .          29

                             PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . .         S-1

ITEM 2.   Description of Exhibits. . . . . . . . . . . . . . . . .         S-1

          Signatures . . . . . . . . . . . . . . . . . . . . . . .         S-2

                              PART I

                       Registration Summary

     The following summary is qualified in its entirety by the more detailed information and the financial statements including the notes thereto, appearing elsewhere in this Registration. Except as otherwise indicated, the information in this Registration reflects the recapitalization of the Company (as more fully explained below) whereby through a reverse merger, the Company's pre-merger shareholders' common stock reflects a 1 for 1.75 stock split of the Common Stock in February, 1997 and in connection with the merger agreement with Worldwide Applied Telecom Technologies, Inc., a Delaware Corporation, ("WWATT"), the WWATT pre-merger shareholders of its Common Stock received 3,600,000 shares of the Company's common stock for the 3,271,000 shares of WWATT Common Stock issued and outstanding, representing a stock dividend of 10.058086% as of the merger date, March 12, 1997.

ITEM 1.   Description of Business

     Synaptx Worldwide, Inc. ("Synaptx" or the "Company") provides consulting service, marketing, sales and search assistance within the telecommunications industry. The Company's stated goal is to develop through acquisitions a national telecommunications sales representative organization. Synaptx also intends to make additional acquisitions of existing telecommunications companies having potential for growth as equipment manufacturers and software providers needing developed marketing channels.

     The Company was incorporated on June 25, 1981 under the laws of the State of Utah as Calico Gold Properties, Inc. and initially engaged in the acquisition and development of mineral resource prospects. The Company engaged in limited mining operations and subsequently ceased its operations and became inactive for several years. In 1995, the Company began to actively investigate and seek mergers with or acquisitions of operating businesses. In 1996, the Company changed its name to In-Touch Interactive Multimedia, Inc. in connection with a previously planned merger that was never consummated.

     On February 10, 1997, the Company entered into a merger agreement (the "Merger") with WWATT. Pursuant to the terms of the Merger, the Company effected a reverse stock split of its outstanding shares of common stock on a one (1) share for one and three-fourths (1.75) shares, and exchanged 3,600,000 shares of authorized but previously unissued shares of the Company's common stock for all the previously issued and outstanding shares of WWATT. An additional 790,000 shares of the Company's common stock were issued for services related to the Merger. As a result of the Merger, WWATT was merged with and into the Company with the Company being the surviving corporation, and the Company changed its corporate name to Synaptx Worldwide, Inc. The aforementioned actions were approved by the Company's shareholders at the Special Meeting of Shareholders held March 12, 1997. Prior to the Merger, there was no affiliation between the Company and WWATT, nor between the officers, directors or principal shareholders of the two respective entities. For accounting purposes, the transaction has been treated as a recapitalization of WWATT, or a reverse merger, with WWATT being treated as the acquirer.

Business Development:

     WWATT was initially conceived and organized on November 3, 1995, with the intent to provide a vehicle to acquire emerging high technology companies in the telecommunications industry. As a result of its Merger with WWATT, the Company is presently committed to the acquisition and development of sales representative organizations and telecommunications equipment manufacturers and software providers. Acquisition candidates will typically be undercapitalized, existing companies that already have developed products or services that offer significant growth potential. The Company may also acquire other consulting or sales representative businesses. WWATT completed two acquisitions prior to the Merger, specifically North American Telco/Cable Representatives, Inc. ("NATCRI"), an independent network of senior executives possessing professional relationships in the telecommunications industry, and Maxwell Partners, Inc. ("Maxwell"), an integrated marketing consulting firm that works exclusively with telecommunications and information industry clients. Management believes that NATCRI and Maxwell provide the Company with the marketing and sales support necessary to provide potential future acquisitions with needed developed marketing channels for their products and/or services. As a result of the Merger, NATCRI and Maxwell became subsidiaries of the Company.

Synaptx Access, Inc. (F/K/A North American Telco/Cable
Representatives, Inc.)

     North American Telco/Cable Representatives, Inc. which has changed its name to Synaptx Access, Inc. (hereinafter referred to as "Access") is an independent network of senior executives ("Executive Associates") whose existing professional relationships in the telecommunications industry provide the Company with access to key industry decision makers. Access was incorporated in Florida on November 14, 1994 with the dual objectives of increasing sales for smaller manufacturers and software providers to the telecommunications industry and enabling larger network providers and manufacturers to utilize the products and services of smaller innovative firms in a time-efficient manner. WWATT issued 490,000 shares of its common stock for the acquisition of Access on June 3, 1996, which shares were converted into 539,285 shares of the Company's common stock as a result of the Merger. The acquisition was treated as a pooling of interests.

     Access has developed a unique multi-level sales strategy named the Executive/SME Squeeze to overcome the challenge of selling to larger organizations that are being downsized and in which decisions are made by only a very few senior executives. "SME" represents a Subject Matter Expert, a commonly used term in the telecommunications industry. Access Executive Associates can generate meetings with key industry decision makers relying upon their history of building personal relationships. Executive Associates are able to arrange executive introductions, trigger assignment of a SME to review proposed products, manage the relationship to obtain a recommendation to deploy its clients' products, and orchestrate executive approval of the purchase.

     Companies with which Access Executive Associates have existing relationships include major equipment manufacturers such as Lucent, Nortel (formerly Northern Telecom), Siemens, and L.M. Ericcson; major service providers such as the regional Bell operating com-panies (RBOCs), AT&T, MCI, Sprint, GTE and other independent telephone companies; competitive access providers and long distance resellers; and major wireless service providers such as Air Touch, Cellular One, and Skytel. Among the services the Executive Associates provide to their clients is assistance in evaluating investments in other telecommunications companies.

     In order to complement the efforts of its Executive Associates, Access will strive to develop an independent national sales representative organization that will target public and private network providers, utilities, and original equipment manufacturers. This development will proceed through the possible acquisition of regional sales representative firms that typically employ five to ten employees ("Representatives"). Leads will be generated, qualified, and tracked through a sophisticated central database that will provide Representatives with easy access to key decision makers. By taking advantage of senior Executive Associates and Representatives' personal contacts, management anticipates that Access will generate a base of new sales opportunities for its principal companies, "Access Principals" representing companies whose products and/or services Executive Associates and Representatives will promote and sell. Access is pursuing an aggressive growth strategy to build a nationwide sales representative organization by the end of its 1998 fiscal year. By using its existing network of Executive Associate contacts, Access intends to approach other major equipment manufacturers with proposals to represent their products to larger customers.

     Access held its first annual sales meeting of its Executive Associates in November, 1995, and the second was held in January, 1997. Clients and potential clients presented their companies' product lines, marketing plans, and sales strategies to the Access team. In its first year of operation, Access recruited more than twenty firms as clients and has accepted several new Executive Associates. In addition, some larger firms have contracted with Access to facilitate their sales efforts. Other firms employ Access Executive Associates as consultants and as members of their management team.

     In addition to its sales activities, Access Executive Associates will investigate, through their professional network contacts, a variety of executive recruiting opportunities. Access accepts search assignments on a contingency basis, charging clients a percentage of a new hire's first-year compensation. Candidates submitted for client consideration are identified in one of two ways. In the first scenario, a client may ask Access to fill a specific position. In this case, the firm contacts members of its Executive Associates' network and alerts them to the client's need. Alternatively, Access keeps on file and continually updates a database of resumes from individuals interested in exploring new professional opportunities. Candidates for a specific position may well be found from within this collection.

Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.)

     Maxwell Partners, Inc. which has changed its name to Synaptx Impulse, Inc. (hereinafter referred to as "Impulse"), the Company's second acquisition, in October 1996, is an integrated marketing consulting firm that works with telecommunications and information industry clients. Founded in 1991, its core services include strategic and market planning, new product launch planning, distribution channel analysis and design, communications program planning and implementation, and event and trade show management. Past and present clients include AT&T, Lucent Technologies, Ameritech, BellSouth, SBC Corporation, GTE, Sprint, Motorola, Nortel, Rochester Telephone, SNET, SPSS, Reltec and Century Telephone. WWATT issued 690,000 shares of its common stock for the acquisition of Impulse on October 1, 1996, which shares were converted into 759,400 shares of the Company's common stock as a result of the Merger. The acquisition was treated as a purchase.

     Access and Impulse will combine to provide the Company's potential future acquisitions with marketing and sales support.
Management of Access has an extended network of personal relationships it can leverage to facilitate sales of its sister companies' products, and Impulse can assist these same companies in developing marketing strategies, distribution channels, and lead-generating communications programs.

ORAYCOM, Inc.

     On June 1, 1997, the Company made its first acquisition of a telecommunications sales representative company, ORAYCOM, Inc. located in Carrollton, Texas ("ORAYCOM"). ORAYCOM was acquired with 142,858 shares of Synaptx common stock. ORAYCOM will operate as a subsidiary of Access. ORAYCOM is a sales representative to the private network, public telephone network, cable operating companies and alternate access provider communication markets. ORAYCOM currently represents RELTEC and Thomas & Bettes in addition to other clients.

     Employing seven (7) people and operating out of leased office space in Carrollton, Texas, ORAYCOM's employees based in strategic territories to meet their customers' needs, serve North and Southeast Texas, Oklahoma, Arkansas, Arizona, New Mexico, Nevada and Southern California. Revenues represent the earning of commissions on its customers' sales. These commissions range from 3.5% up to 8%, depending on the sophistication of the customers' products and services represented.

     The Company intends to make additional acquisitions as financing and business conditions warrant, although there can be no assurance that the Company will be able to finalize any future acquisitions. The Company intends to make its acquisitions with Synaptx securities, employing tax-free exchanges for the stock of the to-be-acquired companies. Contingent earn-out payments of the Company's common stock will be based on aggressive revenue and profit hurdles.





Marketing and Business Strategy

     The Company's primary objective is to acquire emerging high technology companies in the telecommunications industry that have limited market access. The Company will provide marketing assistance, access to key industry decision makers, an experienced sales team, management expertise, financial direction and executive recruiting services in an effort to build revenues and profits.
Because such companies typically service a sharply defined niche market, they will generally function more as OEM suppliers than direct competitors to major equipment manufacturers. The Company's objective is to strengthen each acquisition's income statement and balance sheet to the point where it can operate as a self-sustaining subsidiary. Toward this end, the Company has set the following objectives:

     (a) Acquire high technology companies and help them to maximize their performance;

     (b) Achieve industry status and recognition as a growth facilitator for small and emerging high technology companies within the telecommunications industry;

     (c) Build the Company into a significant participant in the telecommunications industry; and

     (d)  Optimize return on investment for shareholders.

     The Company's strategy is designed to enable its future subsidiaries to either sell directly to network providers or through larger manufacturers on an original equipment manufacturer
(OEM) basis. In some cases, the Company will have the flexibility to distribute its products through large suppliers that are burdened with proprietary rather than open standards based products. To maintain and improve its competitive position, the Company seeks to acquire companies that develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. In striving toward its business objectives, the Company intends to implement the following key strategies:

     (a) Acquire firms that are cash flow positive or have the potential to generate significant cash flows within the first year following acquisition.

     (b) Build, through acquisition, a national telecommunications sales representative organization targeting public and private network providers, utilities, and original equipment manufacturers;

     (c) Identify and acquire small telecommunications suppliers with unique, proven product lines that have demonstrated uneven sales success;

     (d) Use the Company's expertise to sell products in wider geographic areas and broader market areas to dramatically increase revenue;

     (e) Establish relationships leading to international import and export opportunities;

     (f) Establish and operate acquired companies as independent profit centers, with all intracompany transactions handled on an arm's length basis; and

     (g) Raise performance of subsidiaries to predetermined levels where they can become self-sustaining subsidiaries.

     There can be no assurance that the Company will be able to make future material acquisitions or that it will ever achieve its expressed goals.

     Management believes that the cost of building a distribution network is equal to or greater than the cost of developing a product. As a result, many small technology companies are unable to develop distribution channels and thus fail to realize their full potential. The Company intends to seek out suppliers that possess excellent technology but have been unable to realize their full potential because of limited sales and marketing skills and/or their inability to raise capital. The Company's management group and advisors have extensive experience in the management of suppliers to the telecommunications industry. Moreover, the Company plans to capitalize on the current trend in downsizing in larger companies by offering products that replace labor or perform functions that are likely to be outsourced.

Potential New Acquisitions and Product Lines

     The dynamics of the telecommunications industry will dictate the types of products Synaptx will seek to acquire in the future. Primary targets will be products that facilitate management of elements within decentralized, distributed telecommunications networks and the environments in which they operate. Synaptx will seek out technology leadership that brings value to its customers in terms of quality improvements or cost reductions.

     Synaptx intends to focus on acquiring companies that compete in the following product-market segments:

     (a) Advanced intelligent network software and hardware platforms;

     (b)  Emerging broadband transmission technologies (e.g. xDSL);

     (c) Wireless transmission and switching technologies, especially PCS systems;

     (d)   Network management technologies (software and hardware);

     (e) Convergent billing systems that accommodate wireline and wireless, local and long distance in a single system;

     (f) Customer care systems (especially expert software systems);




     (g) Products that maintain the environment in which network elements are housed such as central office enclosures, outside plant cabinets, cement vaults, and next generation termination devices; and

     (h) Products whose features include testing and early warning of network component failures.

     Increasing market competition demands that new products address the issues of product creation, product delivery, and product assurance in both public and private networks. Synaptx will strive to address the needs of emerging companies and the needs of existing companies that continue to use embedded legacy maintenance systems. Synaptx will focus on products that have the ability to respond to a demanding and changing customer base. Application flexibility will be a critical product attribute.

     In addition to product-oriented acquisitions, the Company will also endeavor to build through acquisition a nationwide sales representative organization by the end of 1998. It is anticipated that acquired firms will be local or regional in scope, will generally employ five to ten reps, and will bring with them established product lines that support the Company's strategic direction.

     The Company intends to focus its acquisition efforts on telecommunications suppliers that have (1) a unique, proven product line that is not being sold evenly across North America, (2) a demonstrated technical ability to envision, design, develop, and service their products, (3) a demonstrated track record of market acceptance in the markets they address, (4) positive cash flow or the potential to achieve positive cash flow in the short term, and
(5) availability for purchase at attractive prices. The Company's strategy is to consolidate certain sales, marketing, and administrative functions at the corporate level both to enhance the effectiveness of the function and to achieve cost savings by eliminating redundant expenses.

     Target companies will typically be strong technologically but weak in product distribution skills and in their ability to raise additional capital. Acquisition candidates will have been in business for a minimum of three years. Synaptx will evaluate companies that are cash flow positive but not overburdened with debt. All acquired companies will have demonstrated the potential to generate significant, positive cash flows with additional capital, sales and marketing assistance, and managerial focus. Past operating experience with Access and Impulse will be used to evaluate acquisition candidates and to simplify and expedite the due diligence process.

     The Company anticipates making future acquisitions by primarily using its capital stock. If necessary, the Company plans to finance or seek outside financing for potential requirements of cash. Although the Company is currently exploring additional acquisition opportunities, the Company has no agreements regarding such possible future acquisitions and has no agreement or commitments to obtain any additional financing. There can be no assurances that financing for any future acquisitions will be available on terms acceptable to the Company or at all, or that any future acquisitions will be consummated.

     On May 16, 1997, the Company entered into a letter of agreement ("letter agreement") to acquire a Chicago-based sales representative organization. Under the proposed terms of the letter agreement, the Company would purchase all of the outstanding capital stock and pay $2,000,000 in stock and cash. Additionally, the proposed terms call for an earn-out of additional stock over the next two years based on the acquiree achieving certain defined revenues and earnings before income taxes targets. Employment agreements would also be entered into with the three key managers of the business. At this time, no definitive agreements have been entered into. Closing is expected in September 1997.

     On May 13, 1997, the Company entered into a letter of intent ("letter of intent") to acquire a Minneapolis-based sales representative organization. Under the proposed terms of this letter of intent, the Company would purchase all of the outstanding capital stock. The letter of intent also calls for the development of mutually agreeable employment agreements with the principals of the business. At this time, no definitive agreements have been entered into. Closing is expected in September 1997.

Competition

     The telecommunications industry is highly competitive and characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions, and rapid changes in customer requirements. Synaptx's competitors will vary from market to market depending upon which companies are acquired and become Synaptx subsidiaries. Principal competitive factors affecting the market for subsidiary products include product reputation, quality, performance, price, professional service, and customer support. Features such as adaptability, scalability, ability to integrate with other products, functionality, and ease of use are key product differentiators. Synaptx intends to empower its subsidiary companies to compete by using the Access sales team and Impulse's integrated marketing expertise.

Facilities

     The Company's principal place of business is located at 385 Airport Road, Suite A, Elgin, Illinois 60123, and consists of approximately 8,800 square feet of office space. This facility is subject to a lease which expires on January 31, 1998. Impulse also leases office space in Atlanta, Georgia consisting of 2,733 square feet of space, with a lease expiration date of June 30, 1998.

     In February, 1997, Impulse signed a letter of intent to build out and rent new office space at a new location, covering approximately 19,760 square feet of space. The proposed lease would extend for seven (7) years, commencing in December 1997. Monthly rents start at $12,597 and escalate approximately 3% per year on each anniversary date of the lease. This facility is considered adequate to support the future needs of Impulse, Access and the projected sales representative organization to be acquired to serve the upper Midwest. However, as of the date hereof, no definitive lease has been signed.

     ORAYCOM's office facility covers 2,000 square feet of space with the lease term extending to February 28, 2002.


Litigation

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

Employees

     As of June 30, 1997 the Company employed 38 full-time individuals, consisting of 3 executive officers, 29 professional and sales representatives, and 6 office staff personnel. In addition to its full-time employees, the Company may use the services of certain consultants, writers and design professionals on a contract basis. Management presently anticipates hiring additional employees as business warrants and as funds become available.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

     The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Overview

     The Company is a fully integrated service provider of consulting, marketing, sales advice and implementation strategies serving customers in the telecommunications industry. The Company operates in one business segment. The Company's fiscal year is August 31. Unless otherwise noted, references to fiscal 1995 or 1996 relate to the fiscal years ended August 31, 1995 and 1996, respectively.

     The Company's objective is to use its comprehensive knowledge of the telecommunications industry to acquire and improve equipment manufacturers and software developers. Targeted acquisition candidates would include companies that have demonstrated an ability to envision, design and commercialize unique products.
Once such an entity is acquired, the Company will direct its sales, marketing and managerial resources toward achieving increased revenues and earnings. To date, the Company has only acquired companies that support its core services of consulting, marketing and sales. These acquisitions are not intended for subsequent spin-out. Instead, they will be the foundation to create the revenues and earnings growth for target acquirees.

     The Company currently provides consulting services, marketing support services and the development of collateral marketing materials, and sales channel advice. Additionally, the Company has entered the employment search business charging fees for individuals hired by client companies based on a negotiated percentage of the new employee's total first year recurring compensation. Revenues of the Company consist of fees for professional services which are estimated in advance, quoted, negotiated and then formalized via contract or purchase order. These professional fees are therefore structured as fixed price arrangements which in accordance with the Company's terms and conditions can be and are regularly billed in advance. Because these billings often precede the work being performed, revenues are only recognized as work is performed. Accordingly, any excess of professional fee billings over professional fees earned are reflected as a current liability, that is, deferred revenue. Additionally, the Company bills for collateral material production and the placement of ads which are marked-up based on industry standards. These revenues are recorded when the item is produced.

     Cost of sales and revenues consist primarily of the cost of labor in providing professional services representing salaries and benefits for employees and direct costs for outside independent professionals, copywriters and designers (sometimes referred to herein as "freelancers"). Production and ad placement costs represent amounts invoiced from suppliers. If the vendor has not provided an invoice at the time of revenue recognition, such costs are accrued at the estimated cost for which the production or ads were billed.

     Selling, general and administrative expenses consist primarily of marketing and administration expenses which include salaries, benefits and associated taxes, rent and other general office expenses.

Results of Operations

     The following table sets forth, for fiscal periods 1995 and 1996 and for the nine months ended May 31, 1996 and 1997, certain items from the Company's Consolidated Statements of Operations expressed as a percentage of net sales. Results for the fiscal periods ended 1995 and 1996 and for the nine months ended May 31, 1996 include the consolidated operations of Synaptx and Access (utilizing pooling of interests accounting) while the results for the first nine months of 1997 include eight months of Impulse operations subsequent to its October 1, 1996 acquisition date, which is not reflected in prior periods since the acquisition is presented under the purchase method of accounting.

                            Fiscal Periods     Nine Months
                           Ended August 31     Ended May 31
                           1995       1996     1996     1997

Net sales and revenues     100.0%    100.0%   100.0%    100.0%
Cost of Sales               89.5%     86.9%    87.1%     69.1%
  Gross profit              10.5%     13.1%     12.9%    30.9%
Selling, general and
  administrative expenses    87.8%    61.2%     18.7%    48.3%
    Operating loss          (77.3%)  (48.1%)    (5.8%)  (17.4%)
Interest expense, net          -        -         -       1.4%
Net loss                    (77.3%)  (48.1%)    (5.8%)  (18.8%)

Year Ended August 31, 1996 Compared to Year Ended August 31, 1995

     The Company's net sales and revenues increased by $121,715 or 508%, from $23,938 for the fiscal year ended August 31, 1995 ("1995") to $145,653 for the fiscal year ended August 31, 1996 ("1996"). The total increase related to consulting revenues generated through the Access subsidiary. Access was incorporated in November, 1994 and began operations in early 1995. Thus, it had only a few months of operations during its initial fiscal year, 1995. 1996 represented a full year of operations and 1996 consulting revenues resulted from primarily three customers.

     Cost of sales and revenues increased by $105,134 in 1996, or 491%, from $21,427 in 1995 to $126,561 in 1996. Both amounts related to the cost of Access Executive Associates who perform the Access subsidiary consulting assignments. Of these total amounts, the Company's President and C.E.O. represented $21,200 or 98.9% of the 1995 total consulting costs and $111,500 or 88.1% of the 1996 total consulting costs, thus representing $90,300 or 71.0% of the increase. As a percentage of net sales and revenues, cost of sales and revenues decreased from 89.5% in 1995 to 86.9% in 1996.

     The Company's gross profit margin, was 10.5% and 13.1% for 1995 and 1996, respectively. The increase in gross profit margin of 2.6 points in 1996 is attributable to a full year of operations of the Access subsidiary in 1996 versus start-up operations in 1995 plus a more profitable mix of business.

     Selling, general and administrative expenses increased by $70,609 in 1996 or 336%, from $21,024 in 1995 to $91,633 in 1996.
This increase reflects a full year of operations for Access in 1996 versus only partial year operations in 1995. Furthermore, the parent company, Synaptx Worldwide, Inc., formerly known as Worldwide Applied Telecom Technologies, Inc., was formed in
November of 1995 and the President and C.E.O.'s salary was accrued starting June 1, 1996, which represents the beginning of his activities implementing the Company's business plan. Of these total amounts, the Company's President and C.E.O. was reimbursed for selling, general and administrative costs representing $15,800 or 75.1% of the 1995 total and $17,200 or 18.8% of the 1996 total. As a percentage of net sales and revenues, selling, general and administrative expenses decreased from 87.8% in 1995 to 61.2% in 1996.

Nine Months ended May 31, 1997 Compared to Nine Months Ended May
31, 1996

     Net sales and revenues increased by $2,371,728 or 2,445%, from $97,000 in the nine month period ended May 31, 1996 ("first nine months of 1996") to $2,468,728 in the nine month period ended May 31, 1997 ("first nine months of 1997"). The Company's consulting revenues increased $19,663 or 20.3% from $97,000 to $116,663 due to sales to two new consulting customers, partially offset by reduced activity by an existing customer. The acquisition of the Impulse subsidiary in October, 1996 resulted in the addition of marketing services and production revenues of $2,281,958 for the first nine months of 1997. Marketing services and production revenues were primarily derived from telecommunications industry customers of which two represented more than 10%, each, of such revenues.
Search revenues began in the third quarter of 1997, adding $70,107 from this new revenue source.

     Cost of sales and revenues increased by $1,620,250 or 1,917%, from $84,502 to $1,704,752. Of these total amounts, the Company's President and C.E.O. represented $79,595 or 94.2% for the nine months ended May 31,1996 and $86,436 or 5.1% for the nine months ended May 31, 1997. The acquisition of the Impulse subsidiary in October, 1996, results in the addition of cost of revenues for marketing services and production revenues of $1,698,398 or 71.3% of related revenues. As a percentage of net sales and revenues, cost of sales and revenues decreased from 87.1% in 1996 to 69.1% in 1997.
     The Company's gross profit margin, was 12.9% and 30.9% for the first nine months of 1996 and 1997, respectively. Gross profit margin increased for the first nine months of 1997 compared to the first nine months of 1996 because of the Impulse acquisition.

     Selling, general and administrative expenses increased by $1,173,626 or 6,478%, from $18,118 for the first nine months of 1996 to $1,191,744 for the first nine months of 1997. Of these total amounts, the Company's President and C.E.O. was reimbursed for operating costs representing $13,242 or 73.1% for the first nine months of 1996 and $27,900 or 2.3% for the first nine months of 1997. Selling, general and administrative expenses also increased due primarily to the creation of WWATT in November, 1995 including the addition of salary expense for the C.E.O. which began in June, 1996. The increase in selling, general and administrative expenses for the first nine months of 1997 versus the first nine months of 1996 reflects the inclusion of Impulse subsequent to its October 1, 1996 acquisition date. The acquisition of Impulse results in the addition to selling, general and administrative expenses of $826,035, or 33.5% of net sales and revenues. As a percentage of net sales and revenues, selling, general and administrative expenses increased from 18.7% for the first nine months of 1996 to 48.3% for the first nine months of 1997. The remainder of fiscal year ending August 31, 1997 will reflect an additional increase in selling, general and administrative expenses as a result of the acquisition of ORAYCOM. This higher run rate will carry over to fiscal 1998 which will have a full year of both Impulse and ORAYCOM selling, general and administrative expenses. Additionally, the Company estimates that 1998 selling, general and administrative expenses should increase as a result of increased expenses related to the increase in net sales and revenues. However, because the Company expects increased net sales and revenues in 1998, the Company believes that such expenses should remain relatively consistent as a percentage of net sales and revenues with the fiscal 1997 level.

     Net interest expense increased from none for the first nine months of 1996 to $35,343 or 1.4% of net sales and revenues for the first nine months of 1997. The increase in interest expense results from the acquisition of the Impulse subsidiary whose operations are included herein for the eight months since its October 1, 1996 purchase date. The bank line of credit and note supporting this interest expense bear interest at the bank's internal rate which approximated 11% during the period.

Net Operating Loss

     The Company has accumulated approximately $467,732 of net operating loss carryforwards as of May 31, 1997, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carry-forwards expire in the year 2011. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended August 31, 1996 or for the nine months ended May 31, 1997 because there is a 50% or greater chance that the carryforward will not be utilized. Accordingly, the potential tax benefit of the loss carryforward is offset by a valuation allowance of the same amount.

Liquidity and Capital Resources

     The Company's principal cash requirements are for selling, general and administrative expenses, primarily outside consultants such as independent contractors who provide design, copywriting and professional marketing and sales consulting services, employee costs, funding of accounts receivable, capital expenditures and funding of acquisitions. The Company's primary sources of cash have been from an initial private placement of the Company's common stock which raised $747,588 of net proceeds plus cash derived from operations. The Company is investigating various sources for additional financing, including both equity infusion and debt facility arrangements.

     During fiscal 1995, the Company's sole operation was consulting during this initial stage period of operations. The creation of Access was funded by $30,000 invested by the two shareholders from whom Access was acquired in June, 1996 for 539,285 shares of Synaptx common stock. Access was accounted for as a pooling of interests. This initial Access funding financed the first year loss of $18,513.

     During fiscal 1996, the Company experienced increased revenues and selling, general and administrative costs through growth of its consulting business. The Company financed this growth in revenues and accounts receivable with increased accounts payable financing from its vendors. Additionally, the Company advanced $50,000 as a non-interest loan to Impulse before it was acquired on October 1, 1996. This loan was partially financed by increased accounts payable from its vendors and by a non-interest bearing loan from the Company's President and C.E.O. of $32,000.

     For the nine months ended May 31, 1996, the Company's sole source of revenue was its consulting business and it incurred a net loss of $5,620 and increased accounts receivable of $7,228. These uses of cash from operations were financed by increased accounts payable financing from the Company's vendors and a non-interest bearing short-term loan of $10,000 from its President and C.E.O. Capital expenditures of $13,100 were financed by the issuance of common stock to its President and C.E.O.

     During the nine months ended May 31, 1997, the Company's results included the acquired Impulse subsidiary, for eight months, starting from October 1, 1996, the Impulse acquisition date. Impulse was acquired for 759,401 shares of the Company's common stock. Because the acquisition was accounted for using the purchase method it provided $141,194 of cash and increased the liabilities by $1,033,101. The Company has experienced an operating loss of $463,111 for the nine months ended May 31, 1997. The Impulse subsidiary represented $171,283 or 37.0% of this loss including $127,698 of noncash transactions for depreciation and amortization. Access represented $85,054 or 18.4% of this loss which primarily related to cost of management payroll and related costs associated with developing and beginning implementation of the sales representative organization acquisition plan. Synaptx, the parent company, represented $206,773 or 44.6% of this loss representing the holding company costs including the salary and related taxes and benefits for the President and C.E.O. plus allocation of the estimated costs for the other corporate officers who provide services to Synaptx overall plus the cost of insurance, brochures promoting the Company's new image, public relations and legal costs.

     The Company's revenue growth for the nine months ended May 31, 1997 required financing for increased accounts receivable of $385,767, resulting primarily from the Impulse acquisition's revenue growth. Additionally, the Company repaid $315,308 of notes payable to banks and other current liabilities resulting from the Impulse acquisition and incurred $78,606 of capital expenditures, primarily related to the opening of an Atlanta office to support Impulse operations.

     In March, 1997, the Company raised $747,588 of cash from the net proceeds of its private placement offering of 1,430,800 shares of the Company's common stock of which 898,074 shares were issued.

     The Company's current expansion plans are primarily related to the acquisition of sales representative organizations for the creation of the first nationwide telecommunications sales representative channel of distribution. Furthermore, acquisition targets are being identified and discussions have ensued to begin the acquisition of telecommunications hardware and service providers. These acquisitions are expected to be consummated primarily for Synaptx stock. However, part of these acquisitions can be expected to require the use of cash for noncompete agreements with key employees and possibly past performance liabilities to the selling shareholders. Management anticipates that cash needed to finance possible acquisitions in the near term will be generated from operations which are expected to begin generating cash from operations beginning in the fourth quarter of fiscal 1997 and from additional private placement financing. There can be no assurance that such financing can be obtained.

     The Company's current expansion plans include relocating from its corporate headquarters representing 8,800 square feet office space in a business park in Elgin, Illinois around December, 1997 to office facilities currently being refurbished in downtown Elgin. This new facility will provide, as currently configured, nearly 20,000 square feet of office space. A lease has not yet been signed and therefore, an obligation to relocate does not yet exist. If this space is leased and relocation takes place, the estimated cost of relocation of $25,000 is expected to be financed from current operations.

Recent Accounting Pronouncements

     In December, 1995, FASB issued Statement of Financial Accounting Standards Number 123, "Accounting for Stock-Based Compensation." This standard encourages a new method of recognizing stock-based compensation expense using an option pricing model measurement of the estimated fair value of employee stock options. Alternatively, companies may choose to retain the current approach set forth in Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees," and provide expanded footnote disclosure as to what the effects of utilizing the option pricing model measurement would have been. Statement 123 is effective for fiscal years beginning in 1996. The Company does not plan to use the option pricing model measurement of Statement 123 and will provide the required footnote disclosure.

     In February, 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." The new standard simplifies the methods for computing earnings per share and requires the preparation of two new amounts, basic and diluted earnings per share. When the Company adopts SFAS No. 128, it expects to report the following restated amounts for the fiscal periods:
                                1996            1995
          Basic               $ (0.04)        $ (0.03)
          Diluted             $ (0.04)        $ (0.03)

Inflation

     In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

     Forward-looking statements in this report are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to complete material acquisitions of operating companies, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

ITEM 3.   Description of Property

     The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB.

ITEM 4.   Security Ownership of Certain Beneficial Owners and
          Management

     The following table sets forth information, to the best of the Company's knowledge, as of June 30, 1997, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

 Name and Address                   Amount and Nature of        Percent
of Beneficial Owner               Beneficial Ownership(1)      of Class(2)
Ronald L. Weindruch *                   1,665,550(3)              32.05%
385 Airport Road
Suite A
Elgin, IL 60123

D. Mike Maxwell *                         554,145(4)              10.49%
385 Airport Road
Suite A
Elgin, IL 60123

Richard E. Hanik *                         73,748(5)               1.42%
385 Airport Road
Suite A
Elgin, IL 60123

William N. Kashul, Sr. *                   60,533(6)               1.15%
385 Airport Road
Suite A
Elgin, IL 60123

Peter B. Atwal *                            5,503(7)               0.11%
385 Airport Road
Suite A
Elgin, IL 60123

Jerome Rhattigan                          269,643                  5.19%
1612 Bridgewater Drive
Heathrow, FL 32746

Aegir International
Investments, Inc.                         266,692                  5.13%
P.O. Box HMI387
Hamilton, Bermuda HMFX

All directors and                       2,359,479(8)              44.06%
executive officers as a
group(5 persons in group)
    *     Director and/or executive officer

Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

(1) Share amounts include, where indicated, Common Stock issuable upon the exercise of certain stock options and stock warrants held by the Company's directors and executive officers at exercise prices ranging from $0.0909 to $0.9995 per share which are exercisable within sixty days.

(2) Based upon 5,193,660 shares of common stock outstanding on June 30, 1997. Percentage ownership is calculated separately for each person on the basis of the actual number of outstanding shares as of June 30, 1997 and assumes the exercise of certain stock options held by such person (but not by anyone else) exercisable within sixty days.

(3) Includes 44,024 shares of stock held in the names of Mr. Weindruch's children. Includes 3,669 shares which may be acquired by Mr. Weindruch pursuant to the exercise of stock purchase options exercisable within sixty days at the average exercise price of $0.9995 per share.

(4) Includes 400,062 shares held by Mr. Maxwell's wife and 66,036 shares held by Mr. Maxwell's children and their spouses, as to which Mr. Maxwell disclaims any beneficial ownership. Also includes 3,669 shares which may be acquired by Mr. Maxwell pursuant to the exercise of stock purchase options exercisable within sixty days at the average exercise price of $0.9995 per share, 1,834 shares which may be purchased by Mr. Maxwell's wife pursuant to the exercise of stock purchase options exercisable within 60 days at the average exercise price of $0.90861 per share, and 82,544 shares which may be acquired by Mr. Maxwell pursuant to the exercise of stock purchase warrants exercisable within sixty days at the average exercise price of $0.90861 per share.

(5) Includes 5,000 shares held in the names of Mr. Hanik's children. Includes 3,669 shares which may be acquired by Mr.
    Hanik pursuant to the exercise of stock purchase options exercisable within sixty days at the average exercise price of $0.90861 per share.

(6) Includes 60,533 shares which may be acquired by Mr. Kashul pursuant to the exercise of stock purchase options exercisable within sixty days at the average exercise price of $0.166 per share.

(7) Includes 5,503 shares which may be acquired by Mr. Atwal pursuant to the exercise of stock purchase options exercisable within sixty days at the average exercise price of $0.90861 per share.

(8) Includes 162,359 shares which are issuable upon the exercise of certain stock options and stock warrants held by the Company's directors and executive officers at exercise prices ranging from $0.0909 to $0.9995 per share which are exercisable within sixty days.

ITEM 5.  Directors, Executive Officers, Promoters and Control
         Persons

Executive Officers and Directors

  The executive officers and directors of the Company are as follows:

           Name              Age            Position
Ronald L. Weindruch. . . . . . . .   50     President, C.E.O. and
                                            Director
William N. Kashul, Sr. . . . . . .   63     Director
D. Mike Maxwell. . . . . . . . . .   57     Executive Vice President
                                            and Director
Peter B. Atwal . . . . . . . . . .   41     Director
Richard E. Hanik . . . . . . . . .   50     Secretary, Treasurer and C.F.O.

  All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees.


  None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the directors and/or officers, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

  The business experience of each of the persons listed above during the past five years is as follows:

  Ronald L. Weindruch is the founder, Chairman and Chief
Executive Officer of Synaptx as well as the founder of Access. Mr. Weindruch also serves as Chairman of the Sanford Airport Authority in Sanford, Florida. Prior to founding Access in 1994, he held a variety of senior management positions with Siemens, including senior vice-president of operations at Siemens Stromberg-Carlson. Prior to beginning with Siemens in 1984, Mr Weindruch served as director of marketing for the Nortel (formerly Northern Telecom) DMS 100 switching system and was also group director of business development for Nortel's digital switching group. Mr. Weindruch holds an M.B.A. degree from George Washington University.

  D. Mike Maxwell is Executive Vice President of Synaptx. He founded Impulse in 1991 which was acquired by WWATT on October 1, 1996. Additionally, he has founded Pet Care, Inc., Paw Island Limited Partnership, and the National Cellular SAFETALK Center, Inc. He has over twenty years of marketing and sales experience in the telecommunications industry, with expertise in marketing services, market plan development and execution, marketing and sales training, sales planning and management. Mr. Maxwell has been in the marketing services business since 1984 when he was named vice president of sales for Warner-Little Text, a consumer telecommunications and enhanced subscriber services subsidiary of Warner Communications. Prior to joining Warner-Little Text, he was the director of marketing for Consolidated Communications, a diversified communications company. Mr. Maxwell has served as chairman of the marketing committee of the U.S. Telephone Association and is an active member of International Engineer Consortium education planning council for the Business and Marketing institute. Mr. Maxwell holds a B.A. degree from Eastern Illinois University.

  William N. Kashul, Sr. is President of Kashul Consulting,
Inc., a Chicago-based telecommunications consulting firm. Prior to forming his firm in 1994, Mr. Kashul was a regional vice president of Strategic Account Development, North America, for Northern Telecom, Inc. Mr. Kashul began his telecommunications career in the U.S. Army in 1953. He joined BTE Automated Electric as an engineer in 1956 and went to ITT Kellogg as a project engineer in 1959. He joined Stromberg-Carlson as a senior sales engineer in 1967 before going to Northern Telecom in 1972. Mr. Kashul is a member of the International Communications Forum Executive Advisory Council and holds an M.B.A. from the University of Chicago.

  Peter B. Atwal has over twenty-two years experience in the telecommunications and data communications industry and has worked in research and development, switching systems and operations support systems. Mr. Atwal is the Chief Technology Officer for ISR Global Telecom, a network management provider. In this capacity, he is responsible for development of TMN Toolkit products, turnkey projects for service platforms, interworking units and network and element management solutions based on TMN principles and standards. Mr. Atwal previously worked as a research and development manager for Siemens, and as a consultant for Logica, Inc. Mr. Atwal holds a BSC degree in computer science from London University.

  Richard E. Hanik is Chief Financial Officer, Secretary and Treasurer of Synaptx. In 1994 he joined Impulse which was acquired on October 1, 1996, and was appointed C.F.O. following WWATT's acquisition of Impulse. Prior to joining Impulse, Mr. Hanik had 11 years of telecommunications business development and financial experience with Ameritech, in their cellular and paging operations. While at Ameritech, Mr. Hanik was instrumental in their acquisition of numerous paging businesses and developed the initial financial system when cellular operations first began in October, 1983.
Prior to that he spent four years as an Audit Manager with Deloitte & Touche. Mr. Hanik also held various financial positions at Chemetron Corporation, then a Fortune 500 company, including Division Controller and Internal Audit Director. Prior to Chemetron, he served as Controller of the Illinois Housing Development Authority and started his career as an auditor with Arthur Andersen & Co. Mr. Hanik is a member of the American Institute of Certified Public Accountants and the Illinois Society of CPAs, and holds a B.A. degree from DePaul University.

ITEM 6. Executive Compensation

Employee Stock Option Plan

  The Board of Directors and a majority of the shareholders of the Company have approved and adopted the Company's 1996 Stock Option Plan (the "Plan"). The purpose of the Plan is to encourage stock ownership by management employees of the Company, to provide an additional incentive for those employees to contribute to the success of the Company and to provide the Company with the opportunity to use stock options as a means of recruiting new managerial personnel where appropriate.

  The Plan authorizes the grant of options which qualify as incentive stock options under Section 422A of the Internal Revenue Code ("qualified options"), as well as stock options which do not qualify under that section of the Code ("nonqualified options"). The Plan is administered by the Board of Directors of the Company. The Board is authorized to select the individual employees to receive options under the Plan, the number of shares subject to each option, the option term and other matters specified in the Plan.

  The Plan provides that the exercise price of any option may not be less than 100% of the fair market value of the Company's stock at the date of grant. Options must be granted within ten years from the date the Plan was approved by the Company's shareholders.

  A maximum of 550,290 shares of the Company's common stock are authorized for issuance pursuant to options granted under the Plan, subject to adjustments to prevent dilution or enlargement of rights of participants in certain circumstances. As of June 30, 1997 there were 240,144 stock options issued under the Plan of which 80,061 are exercisable at an option price per share ranging from $0.09086 to $2.18 per share and with expiration dates from October, 1998 through June, 2002.

  In addition to the shares of the Company's common stock available under the Plan, the Company has also issued nonqualified stock options outside of the Plan. In July 1996, nonqualified options to purchase 33,018 shares of the Company's common stock at an option price of $0.9086 per share were issued to the outside members of the Board of Directors for their services. In October 1996, one of the outside directors was granted nonqualified options to purchase 55,030 shares of the Company's common stock at an option price of $0.0909 per share for his services in identifying the Impulse acquisition. As of June 30, 1997, all 88,048 of the nonqualified options are outstanding and exercisable.

Profit Sharing Plan

  The Company's subsidiary, Synaptx Impulse, Inc., sponsors a qualified employee savings plan (commonly referred to as a "401K plan") for all eligible employees, including all the officers of the Company. Participants may make contributions from their gross pay (limited to 15% of the employee's compensation, as defined), with Synaptx Impulse, Inc. matching such contributions (subject to certain limitations) at the rate of 25% of the first 6% of each participant's contribution. No other deferred compensation plan is currently in place.

  The following table sets forth all compensation actually paid or accrued by the Company for services rendered to the Company for the years ended August 31, 1995 and 1996, and the ten month period ended June 30, 1997 to the Company's Chief Executive Officer and Executive Vice President. No executive officer of the Company has earned a salary greater than $100,000 annually for any of the periods depicted.

                    Summary Compensation Table

                                                       Other     All
                                                      Annual    Other
Name and                                              Compen-  Compen-
Principal Position          Year     Salary   Bonus   sation   sation(1)
Ronald L. Weindruch,        1995    $  -0-    $ -0-    $ -0-   $ 21,200
  President, C.E.O.         1996    $18,000   $ -0-    $ -0-   $111,500
                            1997    $76,600   $ -0-    $ -0-   $ 90,900

D. Mike Maxwell,            1995    $  -0-    $ -0-    $ -0-   $   -0-
  Executive Vice            1996    $  -0-    $ -0-    $ -0-   $   -0-
  President                 1997    $91,125   $ -0-    $ -0-   $   -0-

(1) Consulting and commission income.

Employment Agreement

  The Company has entered into an employment agreement with its President and CEO which currently provides for an annual salary of $108,000 per year with an increase in compensation to $120,000 per year effective September 1, 1997. This agreement also provides for an increase in compensation to $144,000 per year when the consolidated sales and revenues run rate defined as three consecutive months reaches $12 million annually, a bonus based on Company's performance as defined by the Board of Directors not to exceed 33% of base compensation, and other incentives upon achieving certain other performance hurdles. The term of this employment agreement expires August 31, 1998 but automatically renews on an annual basis, unless acted upon by the Board. If the employee is terminated without cause, the Company is liable for three years of regular compensation if this termination takes place during the initial term and two years of regular compensation if after the initial term.

  The Executive Vice President of the Company has an employment agreement with a subsidiary of the Company which expires on August 31, 1998 but has an automatic annual renewal provision. This agreement provides for an annual salary of $135,000 and a bonus based on the subsidiary's performance (as defined by the subsidiary's Board of Directors) not to exceed 33% of base compensation. If the employee is terminated without cause, the Company is liable for three years of regular compensation if this termination takes place during the initial term and two years of regular compensation if after the initial term.

  Following the acquisition of ORAYCOM, Inc. on June 1, 1997, its founder and president, O. Ray Strickland, had an employment agreement in place which among other things, provided for annual compensation of $120,000 per year and a commission of 5% on all commission revenues generated within the nine state territory serving the Southwest U.S. This employment agreement extends through June 1, 2000.

  The Company, through its subsidiaries, has four other
employment agreements, including one with the remaining officer of
the Company.   These agreements provide for annual salaries ranging
from $72,000 to $95,000 and expire on December 31, 1997 with the exception of one agreement which expires on August 31, 1998. All these employment agreements provide for automatic renewal. If the employee is terminated without cause during the initial term of their agreement, the Company is liable for nine months of regular compensation.

ITEM 7. Certain Relationships and Related Transactions

  During the Company's last two fiscal years, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

  On February 10, 1997, the Company entered into the Merger. Pursuant to the terms of the Merger, the Company effected a reverse stock split of its outstanding shares of common stock on a one (1) share for one and three-fourths (1.75) shares, and exchanged 3,600,000 shares of authorized but previously unissued shares of the Company's common stock (post-split) for all the previously issued and outstanding shares of WWATT. An additional 790,000 shares of the Company's common stock was issued for services related to the Merger. As a result of the Merger, WWATT was merged with and into the Company with the Company being the surviving corporation, and the Company changed its corporate name to Synaptx Worldwide, Inc. The aforementioned actions were approved by the Company's shareholders at the Special Meeting of Shareholders held February 10, 1997. For accounting purposes, the transaction has been treated as a recapitalization of the Company, or reverse merger. At the time of the transaction, the Company had only nominal assets and there was no substantive trading market for its securities. Therefore, the value of the transaction and the number of shares issued thereby was determined by mutual negotiation among the parties.

  The Synaptx Chairman of the Board of Directors, who is also its President & C.E.O., received 269,642 shares of the Company's common stock which is equal to 50% of the common stock issued in the exchange for NATCRI's stock, for his 50% ownership in Access. Also, this individual provides a significant amount of the services to Access. He was paid or an accrual was made for services provided and expenses incurred, as follows:

Total incurred for:      May 31,       May 31,   August 31,          August 31,
                          1996         1997        1995                1996
Consulting and
 commission expenses     $84,300      $90,900    $   -0-            $ 111,500

Selling, general and
 administrative
 expenses                 13,200       27,900      15,800              17,200

Accrued expenses:

Consulting and
 commission expenses      12,200       17,400      21,200              20,200

Additionally, this majority shareholder of WWATT had, as of August 31, 1996, advanced funds to a company in the form of a noninterest-bearing loan in the amount of $32,000. The Company has repaid the loan.

     The Company has a revolving line-of-credit with a bank for $250,000, due to expire May 1, 1998. It is expected to be renewed. Furthermore, the Company also has a $25,000 term note with a maturity date of September 30, 1997. Borrowings under the line-of-credit and the outstanding principal and interest on the note are collateralized by substantially all of the Company's assets and bear interest at the bank's floating interest rate (currently
10.99%). The line-of-credit and the note are further secured by commercial guaranties of two of the shareholders and Synaptx.

     The Company through its acquisition of Impulse is also acting as guarantor of personal notes to a bank of an officer of the Company and his wife, a shareholder. These notes, as of June 30, 1997, total $443,800 which includes $257,500 under a mortgage note secured by real estate. The Company believes that the current fair market value of such real estate is sufficient to cover the principal amounts associated with these mortgage notes. The officer and the shareholder are current in their payments.





ITEM 8.   Description of Securities

Common Stock

     The Company is authorized to issue 25,000,000 shares of common stock, par value $.001 per share, of which 5,193,660 shares are issued and outstanding as of June 30, 1997. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available thereof; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are non-assessable.

Preferred Stock

     The Company is also authorized to issue 10,000,000 shares of preferred stock , par value One-Tenth of a Cent ($.001) per share, which shares of preferred stock may be issued in various series with terms, rights, voting privileges and preferences to be determined at the discretion of the Board of Directors at the time of issuance. All fully paid shares of preferred stock of the Company shall not be liable to call or assessment. No shares of Preferred Stock have been issued or are currently outstanding.

Warrants to Purchase Common Stock

     The Company also authorized the issuance of 200,006 warrant certificates to purchase shares of common stock of the Company.
The warrant certificates allow for the purchase of one (1) share of common stock for every one warrant certificate. The warrants were issued as follows:
                                       Number of       Exercise
           Date     Expiration          Warrant         Price
          Issued      Date           Certificates       Range
          9/1/96    8/31/2001           88,048      $ 0.45431 to
                                                    $ 0.90861

          2/7/97    2/6/2002            111,958     $ 0.90861 to
                                                    $ 1.36292

The Warrant Agreement provides for adjustments to the number of warrant certificates to prevent dilution of warrant holders under certain circumstances.

                            PART II


ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No shares of the Company's Common Stock have been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency of authority. The Company's Common Stock is being traded on a limited basis in the over-the-counter market and quotations are published on the OTC Bulletin Board under the symbol "SYTX", and in the National Quotation Bureau, Inc. "pink sheets" under Synaptx Worldwide, Inc. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of June 30, 1997 there were 145 holders of record of the Company's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers. Because of the sparse trading of the Company's securities and the absence of a current bid and ask quotation, no trading history is presented herein.

     As of the date hereof, the Company has issued and outstanding 5,193,660 shares of common stock. Of this total, 657,211 shares were issued in transactions more than two years ago. The remaining 4,536,449 shares were issued on or after March 12, 1997. Thus, 657,211 shares of the Company's outstanding common stock may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. Of these shares, the Company has identified no shares as being held by affiliates of the Company.

     The 4,536,449 shares issued on or after March 12, 1997 and/or presently held by affiliates or controlling shareholders of the Company may be sold pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.   Legal Proceedings

     There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.   Changes in and Disagreements With Accountants

     There have been no changes in or disagreements with accountants.

ITEM 4.   Recent Sales of Unregistered Securities

     The Company's predecessor, WWATT, issued restricted shares of WWATT common stock starting March 1, 1996. Additionally, shares were issued to consummate the purchases of Access, Impulse and ORAYCOM, Inc. on June 3, 1996, October 1, 1996 and June 1, 1997, respectively. Beginning June 10, 1996, WWATT began offering a private placement which was consummated March 12, 1997. All the above transactions were adjusted in a stock dividend upon the recapitalization of WWATT into Synaptx for which 3,600,000 shares of Synaptx common stock were issued. Additionally, 790,000 shares of Synaptx common stock were issued to one person for providing services related to the recapitalization of WWATT into Synaptx.

     On January 23, 1997 pursuant to a written agreement, the Company issued an aggregate of 85,716 shares of common stock to a total of three individuals in exchange for various services rendered to the Company, including assisting the Company in its search for and investigation of potential acquisition and merger candidates. These shares were issued in reliance on the exemption from registration provided by Rule 701 promulgated under the Securities Act of 1933, as amended (the "Act"), and certificates representing the shares bear an appropriate restrictive legend.

     On June 3, 1997 the Board of Directors of Synaptx authorized a stock rights offering whereby every shareholder of record as of May 28, 1997 of Synaptx common stock could purchase one (1) share of common stock for every three (3) shares held at a price of $2.18 per share. As a result, an offering of 1,682,403 shares were so offered of which 3,591 were exercised as of June 30, 1997 the expiration date.

     With respect to the issuance and/or sale of the aforementioned shares except for those issued on January 23, 1997, the Company relied on the exemption from registration provided by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended (the "Act"), and Regulation D Rule 506 promulgated thereunder. The Company has also made available to purchasers of its common stock its business plan and/or Private Placement Memorandum. All of the shares issued to the aforementioned persons bore restrictive legends preventing their transfer except in accordance with the Act and the regulations promulgated thereunder. In addition, stop transfer instructions pertaining to these shares will be lodged with the Company's transfer agent.

ITEM 5.   Indemnification of Directors and Officers

     As permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act"), the Company has the power to indemnify an individual made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, in a criminal proceeding, they had no reasonable cause to believe their conduct was lawful. Indemnification under this provision is limited to reasonable expenses incurred in connection with the proceeding. The Company must indemnify a director or officer who is successful, on the merits or otherwise, in the defense of any proceeding or in defense of any claim, issue, or matter in the proceeding, to which they are a party to because they are or were a director or officer of the Company, against reasonable expenses incurred by them in connection with the proceeding or claim with respect to which they have been successful. The Company's Articles of Incorporation empower the Board of Directors to indemnify its officers, directors, agents, or employees against any loss or damage sustained when acting in good faith in the performance of their corporate duties.

     The Company may pay for or reimburse reasonable expenses incurred by a director, officer employee, fiduciary or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and undertake to repay the advance if it is ultimately determined that they did not meet such standard of conduct.

     Also pursuant to the Utah Act, a corporation may set forth in its articles of incorporation, by-laws or by resolution, a provision eliminating or limiting in certain circumstances, liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director. This provision does not eliminate or limit the liability of a director (i) for the amount of a financial benefit received by a director to which they are not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) for liability for a violation of
Section 16-10a-842 of the Utah Act (relating to the distributions made in violation of the Utah Act); and (iv) an intentional violation of criminal law. To date, the Company has not adopted such a provision in its Articles of Incorporation, By-Laws, or by resolution. A corporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. The Utah Act also permits a corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees, fiduciaries or agents.

Transfer Agent

     The Company has designated Interstate Transfer Co., 56 West
400 South, Suite 260, Salt Lake City, Utah 84101, as its transfer agent.

                             PART F/S

     The financial statements for Synaptx Worldwide, Inc. for the fiscal periods ended August 31, 1996 and 1995 have been audited to the extent indicated in their report by BDO Seidman, LLP, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB. Financial statements for the period ended May 31, 1997 and 1996 have been compiled by management of the Company and are included herewith. These statements were not audited or reviewed by BDO Seidman, LLP and, accordingly they did not express an opinion or any other form of assurance on them.

     The financial statements for Synaptx Impulse, Inc. for the fiscal years ended August 31, 1996 and 1995 have been audited to the extent indicated in their report by BDO Seidman, LLP, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principals.

Synaptx Worldwide, Inc. and Subsidiary (f/f/a/ Worldwide
     Applied Telecom Technology, Inc.)
     Independent Auditors' Report                             F-2
     Consolidated Balance Sheets as of August 31, 1996
       and 1995                                               F-3
     Consolidated Statements of Operations for the Periods
       Ended August 31, 1996 and 1995                         F-4
     Consolidated Statements of Stockholders' (Deficit)
       Equity for the Years Ended August 31, 1996 and 1995 F-5 Consolidated Statements of Cash Flows for the Periods
       Ended August 31, 1996 and 1995                         F-6
     Notes to Consolidated Financial Statements               F-7

Unaudited Financial Statements
     Consolidated Balance Sheet as of May 31, 1997           F-16
     Consolidated Statements of Operations for the Nine
       Months Ended May 31, 1996 and 1997                    F-17
     Consolidated Statements of Cash Flows for the
       Nine Months Ended May 31, 1996 and 1997               F-18
     Notes to Consolidated Financial Statements              F-19

Pro Forma Consolidated Financial Information
     Introduction to the Unaudited Pro Forma Consolidated
       Financial Information for the Nine Months Ended
       May 31, 1997                                          F-22
     Pro Forma Consolidated Statement of Operations for
       the Nine Months Ended May 31, 1997                    F-23
     Note to Pro Forma Consolidated Financial Statement F-24 Introduction to Unaudited Pro Forma Consolidated
       Financial Information for the Year Ended
       August 31, 1996                                       F-25
     Pro Forma Consolidated Statement of Operations for
       the Year Ended August 31, 1996                        F-26
     Note to Pro Forma Consolidated Financial Statement      F-27

Acquisition

Synaptx Impulse, Inc. (f/k/a Maxwell Partners, Inc.)
     Independent Auditors' Report                            F-28
     Balance Sheets as of August 31, 1996 and 1995 F-29 - F-30 Statements of Operations for the Years Ended
       August 31, 1996 and 1995                              F-31
     Statements of Stockholders' Deficit for the Years Ended
       August 31, 1996 and 1995                              F-32
     Statements of Cash Flows for the Years Ended
       August 31, 1996 and 1995                              F-33
          Notes to Financial Statements                      F-34

Independent Auditors' Report




Board of Directors
Synaptx Worldwide, Inc. (f/k/a Worldwide Applied Telecom
     Technology, Inc.) and Subsidiary
Elgin, Illinois

We have audited the accompanying consolidated balance sheets of Synaptx Worldwide, Inc. (f/k/a Worldwide Applied Telecom Technology, Inc.) and Subsidiary as of August 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' (deficit) equity and cash flows for the year ended August 31, 1996 and the ten months ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Synaptx Worldwide, Inc. (f/k/a Worldwide Applied Telecom Technology, Inc.) and Subsidiary at August 31, 1996 and 1995, and the consolidated results of their operations and cash flows for the year and ten months then ended, respectively, in conformity with generally accepted accounting principles.



                                                 BDO SEIDMAN, LLP




Chicago, Illinois
April 23, 1997

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                                      Consolidated Balance Sheets


August 31,                                              1996          1995

Assets

Current Assets
     Cash                                            $      -     $   11,342
     Accounts receivable (Note 5)                      36,792         27,001

Total Current Assets                                   36,792         38,343

Restricted Cash (Note 6)                               10,000              -

Due From Maxwell Partners, Inc.(Note 9)                50,000              -

Property and Equipment, net of
  accumulated depreciation (Note 3)                    11,500              -

Deferred Placement Cost (Note 6)                        5,000              -

                                                     $113,292      $  38,343

Liabilities and Stockholders' Equity

Current Liabilities
     Accounts payable                                $ 56,746     $   26,856
     Accrued expenses (Note 8)                         60,000              -
     Due to officer (Note 2)                           32,000              -

Total Current Liabilities                             148,746         26,856

Liability to Private Placement
  Subscribers (Note 6)                                 10,000              -

Commitments (Note 7)

Stockholders' (Deficit) Equity
     Preferred stock; $.001 par value;
       10,000,000 shares authorized                         -              -
     Common stock; $.001 par value;
       25,000,000 shares authorized,
       1,937,022 and 539,285 shares
       issued and outstanding                           1,936             539
     Additional paid-in capital                        43,664          29,461
     Deficit                                          (91,054)        (18,513)

Total Stockholders' (Deficit) Equity                  (45,454)         11,487

                                                     $113,292       $  38,343

     See accompanying notes to consolidated financial statements.

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                            Consolidated Statements of Operations


                                                      Ten months
                                        Year ended      ended
                                        August 31,    August 31,
                                            1996         1995

Consulting Revenue (Note 5)            $  145,653     $  23,938

Consulting and Commission Expenses        126,561        21,427

Gross profit                               19,092         2,511

General and Administrative Expenses        91,633        21,024

Net Loss                               $  (72,541)    $ (18,513)

Weighted Average Shares Outstanding     1,937,022       539,285

Net Loss Per Share                     $    (0.04)    $   (0.03)


     See accompanying notes to consolidated financial statements.

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
       Consolidated Statements of Stockholders' (Deficit) Equity


                                               Additional
                                Common    Par   Paid-in
                                Stock     Value Capital  Deficit  Total

Balance, September 1, 1994            -  $   -  $    -         -  $      -

  Shares issued in acquisition
   (Note 1)                     539,285    539   29,461         -    30,000
  Net loss for the period             -      -        -   (18,513)  (18,513)

Balance, August 31, 1995        539,285    539   29,461   (18,513)   11,487

  Shares issued for assets    1,397,737  1,397   11,703         -    13,100
   Expenses incurred for the
   Company by the President           -      -    2,500         -     2,500

  Net loss for the year               -      -        -   (72,541)  (72,541)

Balance, August 31, 1996      1,937,022 $1,936  $43,664  $(91,054) $(45,454)

     See accompanying notes to consolidated financial statements.

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                            Consolidated Statements of Cash Flows

                                                                            Ten
                                                            Year         months
                                                           ended          ended
                                                      August 31,      August 31,
Cash Flows From Operating Activities

  Net loss                                              (72,541)       $(18,513)
  Adjustments to reconcile net loss to net cash
     provided by (used in)operating activities
     Depreciation                                         1,600               -
     Noncash rent expense                                 2,500               -
     Changes in assets and liabilities
       Increase in accounts receivable                   (9,791)        (27,001)
       Increase in accounts payable                      29,890          26,856
       Increase in accrued expenses                      60,000               -

Net cash provided by (used in) operating
  activities                                             11,658         (18,658)

Cash Flows From Financing Activities
  Increase in restricted cash                           (10,000)              -
  Increase in liability to private
     placement subscribers                               10,000               -
  Increase in deferred placement coss                    (5,000)              -
  Increase in due from Maxwell Partners, Inc.           (50,000)              -
  Increase in due to officer                             32,000               -
  Issuance of common stock                                    -          30,000

Net cash used in financing activities                   (23,000)         30,000

Net (Decrease) Increase in Cash                         (11,342)         11,342

Cash, at beginning of period                             11,342               -

Cash, at end of period                                $       -        $ 11,342

Supplemental Cash Flow Information
  During the year 1996, the Company issued
     1,397,737 shares of common stock in
     exchange for fixed assets with a value
     of $13,100.
     See accompanying notes to consolidated financial statements.

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                                   Summary of Accounting Policies

Operations     Synaptx Worldwide, Inc., formerly known as
               Worldwide Applied Telecom Technology, Inc. (the
               "Company"), is a holding company incorporated in the State of Utah. The Company has a wholly owned subsidiary, North American Telco Cable
               Representatives, Inc. (d/b/a Synaptx Access
               ("Access")), which was incorporated in the State of Florida. Access was acquired by the Company on June 3, 1996 in a transaction accounted for as a pooling of interests. See Notes 1 and 9.

               Access is a consulting and sales representative firm based in Florida that provides telecommunications and information industry companies with consulting, field sales and business development support. Clients are located throughout the United States.

               Access' revenues are primarily to
               telecommunications companies. Accordingly, all receivables at August 31, 1996 and 1995 are related to these customers.

Basis of
 Reporting     The consolidated financial statements of the
               Company (incorporated on November 3, 1995) are reporting the Company's initial results for the ten months ended August 31, 1996 and Access' results for the fiscal year ended August 31, 1996 and the ten months ended August 31, 1995. Access was incorporated November 14, 1994. See Note 2.

Principles of
Consolidation  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Access. Upon consolidation, significant intercompany accounts, transactions and profits are eliminated.

               At August 31, 1996, approximately 32% of net assets included in the consolidated balance sheet are attributed to Access.

Recognition
of Income      Professional fees and commission billings represent
               the principal sources of revenue derived from its
               customers.  Professional fee revenue is generally
               recognized when fees are earned based on work
               performed.  Commission revenues are recorded as
               services are performed.
Property and
Equipment;
Depreciation   Property and equipment are stated at cost and
               depreciated over their estimated useful lives of three to five years using the straight-line method.

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                                   Summary of Accounting Policies

Income Taxes   Prior to the business combination on June 3, 1996,
               the Company's wholly owned subsidiary, with the consent of its shareholders, elected to be taxed as an "S" corporation in compliance with elections under the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate share of the subsidiary's taxable income.
               Accordingly, no liability or provision for federal income taxes is included in the accompanying financial statements for Access' taxable periods ended December 31, 1994 and 1995, and for the stub period prior to the merger for the five months ended May 31, 1996, nor are any deferred taxes provided for timing differences between income tax and financial reporting prior to May 31, 1996.

               Since the acquisition date, Access' results are included with the Company's results as reflected in a planned consolidated federal income tax return.
               See Note 4.

Estimates      The accompanying financial statements include
               estimated amounts and disclosures based on management's assumptions about future events.
               Actual results may differ from those estimates.

Recent
Accounting
Pronouncements In December 1995, FASB issued SFAS No. 123,
               "Accounting for Stock-Based Compensation." This standard encourages a new method of recognizing stock-based compensation expense using an option pricing model measurement of the estimated fair value of employee stock options. Alternatively, companies may choose to retain the current approach set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provide expanded footnote disclosure as to what the effects of utilizing the option pricing model measurement would have been. SFAS No. 123 is effective for fiscal years beginning in 1996. The Company does not plan to use the option pricing model measurement of SFAS No. 123 and will provide the required footnote disclosure.

               In March 1997, the FASB issued SFAS No. 128,
               "Earnings per Share." The new standard simplifies the standards for computing earnings per share and requires presentation of two new amounts: basic and diluted earnings per share. The Company will adopt this standard when it reports its operating results for the second quarter ending February 28, 1998.

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                                   Summary of Accounting Policies

Financial
Instruments    Financial instruments which potentially subject the
               Company to concentrations of risk consist principally of temporary cash investments and accounts receivable. The Company invests its temporary cash balances in financial instruments of highly rated financial institutions with maturities of less than three months.

               The carrying values reflected in the balance sheets reasonably approximate the fair values for cash, accounts receivable, payables and debt.

Net Loss Per
Share Net loss per share is based on the weighted average number of shares of common stock outstanding during each period.

Stock Dividend In February 1997, the Company declared a 10.058%
               stock dividend. All share and per share data have been adjusted to reflect the stock dividend.

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                       Notes to Consolidated Financial Statements


1. Business
 Combination   On June 3, 1996, the Company entered into a
               definitive agreement with the shareholders holding all of the issued and outstanding common stock of Access. These shareholders agreed to exchange all of their outstanding common stock for 541,842 shares of common stock of the Company. The acquisition was accounted for as a pooling of interests and, accordingly, the accompanying financial information has been restated to include the accounts of Access for all periods presented.
               Results of the separate entities for the periods preceding the acquisition are as follows:

                                                    September 1,
                                                            1995            Year
                                                         through           ended
                                                         May 31,      August 31,
                                                            1996            1995

               Revenues
               The Company                              $                      -
               Access                                     105,773         27,001

                                                        $ 105,773       $ 27,001
               Net loss
               The Company                              $  37,713       $      -

               Access                                      18,899         18,513

                                                        $  56,612       $ 18,513

2. Related
Party
Transactions   The majority shareholder of the Company who is also
               the Chairman of the Board of Directors and the
               President of the Company received 269,642 shares
               (50% of the Company's common stock issued in the
               exchange of stock) for his 50% ownership in Access.
               Also, this individual provides a significant amount
               of the services to Access.  For the periods ended
               August 31, he was paid or an accrual was made for
               services provided and expenses incurred, as
               follows:
                                                            1996           1995

               Total payments for the periods
                Consulting and commissions
                  expenses                               $111,500        $     -
                General and administrative
                 expenses                                  38,000         15,800
               Accounts payable at August 31
                Consulting and commissions
                 expenses                                  20,200         21,200
                General and administrative
                 expenses                                   2,700          2,800

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                       Notes to Consolidated Financial Statements


               In 1996, this shareholder advanced funds of $32,000 to the Company in the form of a noninterest-bearing loan. Subsequent to August 31, 1996, the Company fully paid this loan.

               In addition, the Company was provided office space rent free by the President. The Company has recorded an expense for the estimated market value of the rental space with a corresponding credit to paid-in capital.

               One of the members of the board of directors is also the founder/chief technology officer of the most significant customer in 1996. This director like all other outside directors also was granted options to purchase 5,529 shares of the Company's common stock subsequent to year end. See Note 7.

3. Property and
Equipment      Major classes of property and equipment consist of
               the following as of August 31:

                                                             1996           1995

               Furniture and fixtures                     $ 9,400        $     -
               Computer equipment                           3,700              -

                                                           13,100              -

               Less accumulated depreciation                1,600              -

               Net property and equipment                 $11,500        $     -


4.Income Taxes With the consent of its stockholders, Access
               elected to be taxed as an "S" corporation pursuant to the Internal Revenue Code through June 3, 1996. Under this arrangement, the stockholders will include the taxable income (loss) of the Company in their individual tax returns.

               As of June 3, 1996, Access became a "C"
               Corporation. A deferred tax asset was created as a result of the estimated future tax consequences of temporary differences between the financial statement and tax basis of assets given the provisions of the enacted tax laws. A valuation allowance has been established to fully reserve for this deferred tax asset.

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                       Notes to Consolidated Financial Statements


5.Significant
Customers      A substantial portion of the Company's revenues are
               generated from relatively few customers. Two customers accounted for approximately 55% and 18% of sales in the year ended August 31, 1996 and two different customers accounted for approximately 57% and 13% of sales in the ten months ended August 31, 1995. Receivables from these customers represented approximately 14% and 37% of total receivables at August 31, 1996, respectively, and approximately
               57% and 13% of total receivables at August 31, 1995, respectively.

6. Private
Placement      From July 1996 through March 1997, the Company sold
               898,074 shares (post stock dividend, 816,000 pre dividend) of the Company's common stock at $1 per share in a private placement. The private placement required that a minimum of $500,000 be raised. At August 31, 1996, $10,000 was received towards the purchase of 10,000 shares.
               Accordingly, this cash was considered restricted and a liability was established for the subscribed shares.

               Placement costs of $5,000 were incurred as of August 31, 1996. These costs will be offset against the proceeds when the private placement becomes effective subsequent to year end.

7.Stock
Incentive Plan The Company has a stock incentive plan (the "Plan")
               adopted by the board of directors on September 27, 1996 and approved by the stockholders on January 17, 1997. The Plan provides for the issuance of both qualified and nonqualified incentive stock options at an exercise price approximating the fair market value of the Company's stock at the date of grant (or 110% of such fair market value in the case of substantial stockholders). A total of 550,290 shares of the Company's common stock have been reserved pursuant to the Plan. As of August 31, 1996, there were no options outstanding under the Plan. Subsequent to year end, the Company has granted the following options:


               Outstanding as of August 31, 1996                               -
               Granted                                                   214,644
               Exercised                                                       -
               Cancelled                                                       -
               Option range                                         $.90 - $1.00
               Options exercisable                                        71,565
               Options available for grant                               335,646

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                       Notes to Consolidated Financial Statements

               In July and October 1996, the Company issued nonqualified options to purchase 33,018 and 55,030 shares of common stock, respectively. The option prices were $.91 and $.09, respectively. All these options remain outstanding and are exercisable.

               The Company has issued 200,006 warrants to various individuals. The exercise prices of the warrants range from $.45 to $1.36. The warrants are exercisable and expire in August 2001 and February
               2002.

8.Employment
Agreement      In July 1996, the Company entered into an
               employment agreement with its president/chief executive officer which extends through December
               31, 1997. The agreement shall be automatically renewed for successive one-year terms unless canceled by either party at least 30 days prior to the current term's expiration. The agreement provides for an annual salary of $108,000 and a discretionary bonus not to exceed 33% of the employee's regular compensation for each quarter.
               When the Company's sales for three consecutive months exceed an annual amount of $15 million, then compensation will be increased to $144,000 per year. If the employee is terminated without cause, the Company is liable for three years of regular compensation if this termination takes place during the initial term and two years of regular compensation if after the initial term. At August
               31, 1996, accrued expenses includes $18,000 for his compensation.

9.Subsequent
Events         (a)  On July 13, 1996, the Company signed a
                    definitive agreement to exchange 759,400 shares of its common stock for all of the existing outstanding common stock of Maxwell
                    Partners, Inc. ("Maxwell"), an Illinois
                    corporation. The exchange of common stock was consummated on October 1, 1996. The acquisition will be accounted for using the purchase method of accounting. Maxwell is primarily engaged in marketing to the telecommunications and information industries.
                    The results of operations of Maxwell are not included in the accompanying financial statements as of August 31, 1996. The total cost of the acquisition was approximately
                    $1,720,000, which exceeded the fair value of the net assets of Maxwell by approximately
                    $1,300,000. The excess will be amortized on the straight-line method over ten years.

                    If the acquisition had occurred on September
                    1, 1994, management estimates that, on an unaudited proforma basis, the following would have been reported on a consolidated basis:

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                       Notes to Consolidated Financial Statements


                                                         1996              1995
                                                               (Unaudited)

                    Revenues                         $3,079,000      $3,131,000
                    Net loss                           (325,000)       (321,000)
                    Loss per share                        (0.12)         (0.25)


                    As of August 31, 1996, the Company had
                    advanced working capital of $50,000 to Maxwell in the form of a noninterest-bearing advance.

               (b)  In September 1996, the Company received
                    $40,000 from a third party in the form of a promissory note due December 3, 1996. The interest rate was 10%. This loan was fully paid in December 1996. In conjunction with this note, 40,000 warrants representing 40,000 shares of the Company's common stock were issued. These warrants are exercisable over a five- year period at $1 per share.

               (c) On March 12, 1997, the Company entered into a Merger Agreement (the "Agreement") and Plan of Reorganization with Synaptx Worldwide, Inc. ("Synaptx"), formerly In-Touch Interactive Multimedia, Inc., an inactive Utah publicly held shell corporation. Under the terms of the Agreement, the Company merged with and into Synaptx with Synaptx being the surviving corporation. Synaptx issued to the stockholders of the Company 3,600,000 (post stock dividend) shares of Synaptx common stock. After this merger, Synaptx had a total of 5,047,211 shares of common stock issued and outstanding. Had the merger taken place on September 1, 1994, the proforma inclusion of Synaptx's operating results would not have had a significant effect on the consolidated revenues and net loss of the Company.

               (d) In April 1997, Maxwell refinanced its debt with a financial institution. As part of the restructuring, Synaptx has entered into a corporate resolution to guarantee the debt of Maxwell. At August 31, 1996, the balance of this line-of-credit was $171,300. Borrowings under the line-of-credit are payable on demand or due May 1, 1998 and collateralized by substantially all of Maxwell's assets.

10.Rights Offering
 (Unaudited)   In May 1997, the Company initiated a rights
               offering of up to 1,682,403 shares of its common stock at $2.18 per share. The offering terminated on June 30, 1997 with 3,591 shares subscribed.

                                          Synaptx Worldwide, Inc.
               (f/k/a Worldwide Applied Telecom Technology, Inc.)
                                                   and Subsidiary
                       Notes to Consolidated Financial Statements


11.Acquisitions
 (Unaudited)   (a)  In June 1997, the Company acquired a
                    telecommunications sales representative
                    company. The purchase price was 142,858 shares of the Company's common stock plus the contingent earnouts based on future levels of earnings as defined in the agreement.

               (b) In May 1997, the Company entered into letters of intent to acquire two sales representative organizations. No definitive agreements have been entered into, however closing is expected to take place in September 1997.

             Synaptx Worldwide, Inc. and Subsidiaries
                    Consolidated Balance Sheet
                        As of May 31, 1997
                           (Unaudited)
ASSETS

Current assets:
 Cash                                                      $      280
 Accounts receivable                                          733,351
 Prepaid expenses and deposits                                 43,127
   Total current assets                                       776,758

Property, plant and equipment                                 214,105
 Less accumulated depreciation                                (47,865)
   Net property, plant and equipment                          166,240

Other assets                                                   17,000
Goodwill, net                                               1,217,209
Total assets                                               $2,177,207

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable                                             481,460
 Accrued expenses and taxes                                   259,024
 Unearned revenues                                            160,000
 Capital lease obligation                                      11,950
 Notes payable to bank                                        275,000
   Total current liabilities                                1,187,434

Shareholders' equity:
 Preferred stock (par value $.001, 10,000,000
   shares authorized, no shares outstanding)                      -
 Common stock (par value $.001, 25,000,000 shares
   authorized, 5,047,211 shares issued and
   outstanding)                                                 5,047
 Additional paid-in capital                                 1,536,390
 Retained earnings                                           (551,664)
   Total shareholders' equity                                 989,773

Total liabilities and shareholders' equity                 $2,177,207


















    See notes to condensed consolidated financial statements.

             Synaptx Worldwide, Inc and Subsidiaries
               Consolidated Statements of Operation
         For the Nine Months Ending May 31, 1996 and 1997
                           (Unaudited)

                                                       May 31,      May 31,

                                                        1996         1997
Net sales and revenues:
 Marketing services & production                               $ 2,281,958
 Commissions & consulting fees                     $   97,000      116,663
 Executive placement fees                                           70,107

    Total revenues                                     97,000    2,468,728

Cost of sales and revenues                             84,502    1,704,752
Gross Profit                                           12,498      763,976

Expenses:
 Selling, general, & admin. expenses                   17,118    1,059,046
 Depreciation                                           1,000       46,265
 Amortization                                                       86,433
 Interest expense - net                                             35,343
    Total expenses                                     18,118    1,227,087

Net loss                                           $   (5,620)  $ (463,111)
Weighted average shares outstanding                 1,937,022    3,645,607
Net loss per share                                 $    (0.00)  $    (0.13)































    See notes to condensed consolidated financial statements.

             Synaptx Worldwide, Inc and Subsidiaries
              Consolidated Statements of Cash Flows
         For the Nine Months Ending May 31, 1996 and 1997
                           (Unaudited)

                                                       May 31,      May 31,
                                                        1996         1997
Cash flows from (used in) operations
Net (loss)                                           $ (5,620)   $(463,111)
Depreciation expense                                    1,000       46,265
Amortization expense                                      -         86,433
Changes in: (net of acquisition)
  Accounts receivable                                  (7,228)    (385,367)
  Other current assets                                   -          33,748
  Accounts payable                                      5,501      203,743
  Accrued expenses and taxes                              -         12,902
  Due to officers                                      10,000      (32,000)
  Unearned revenues                                       -         10,000
  Other current liabilities                               -       (209,951)
  Net cash provided by (used in)
     operations                                         3,653     (697,338)

Cash flows from (used in) investing
activities:
  Additions to property plant &
    equipment                                         (13,100)     (73,606)
  Additions to long term deposits                                  (17,000)
  Cash realized on acquisitions                                    141,194
 Net cash provided by (used in)
    investing activities                              (13,100)      50,588

Cash from (used in) financing activities:
  Issuance of common stock - net                        1,270      747,588
  Additions to capital in excess of par                10,734          -
  Reductions in bank line of credit                       -        (18,000)
  Reductions in long term debt                            -        (82,558)
  Net cash provided by (used in) operations            12,004      647,030
Net increase (decrease) in cash                         2,557          280

Cash at beginning of period                            11,342          -

Cash at end of period                               $  13,899     $    280
_________________________________________________________________

Supplemental Disclosures of Cash Flow Information
     Cash paid during the nine months for
          Interest                           $   -               $38,438
          Income taxes                           -                     -

Supplemental Schedule of Noncash Investing Activities
     Synaptx Worldwide, Inc. acquired Synaptx Impulse, Inc. in
     October, 1996 for 759,400 shares of common stock with a value of $690,000. In conjunction with this acquisition, liabilities were assumed as follows:

     Fair value of assets acquired                     $ 429,459
     Cost in excess of fair value of assets acquired   1,293,642
     Stock Issued                                       (690,000)
     Liabilities assumed                               $1,033,101

    See notes to condensed consolidated financial statements.

             SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (unaudited)

NOTE 1 Basis of Presentation

     The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

     The results of operations for the nine month periods ended May 31, 1996 and 1997 are not necessarily indicative of the results to be expected for the full year.

     Synaptx Worldwide, Inc., formerly known as Worldwide Applied Telecom Technology, Inc. (the "Company"), is a holding company incorporated in the State of Utah. The Company has two wholly owned subsidiaries, Synaptx Access, Inc. (F/K/A North American Telco Cable Representatives, Inc.) ("Access"), which was incorporated in Florida, and Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.) ("Impulse"), which was incorporated in Illinois on October 1, 1996. See Note 3.


NOTE 2 Business Reorganization - Reverse Merger

     On February 10, 1997, the Company entered into a merger agreement (the "Merger") with Worldwide Applied Telecom Technology, Inc., a Delaware corporation, ("WWATT"). Pursuant to the terms of the Merger, the Company effected a reverse stock split of its outstanding shares of common stock on a one (1) share for one and three-fourths (1.75) shares, and exchanged 3,600,000 shares of authorized but previously unissued shares of the Company's common stock for all the previously issued and outstanding shares of WWATT. An additional 790,000 shares of the Company's common stock was issued for services related to the Merger. As a result of the Merger, WWATT was merged with and into the Company with the Company being the surviving corporation, and the Company changed its corporate name to Synaptx Worldwide, Inc. The aforementioned actions were approved by the Company's shareholders at the Special Meeting of Shareholders held March 12, 1997. Prior to the Merger, there was no affiliation between the Company and WWATT, nor between the officers, directors or principal shareholders of the two respective entities. For accounting purposes, the transaction has been treated as a recapitalization of the Company, or reverse merger. Subsequent to the acquisition, all of the Company's activities have been restated to the prior business endeavors of WWATT. Had the merger taken place on September 1, 1994, the pro forma inclusion of Synaptx's operating results would not have had a significant effect on the consolidated revenues and net loss of the Company.


NOTE 3 Business Combination

     On July 13, 1996, the Company signed a definitive agreement to exchange 759,400 shares of its common stock for all of the existing outstanding common stock of Impulse. The exchange of common stock was consummated on October 1, 1996. The acquisition was accounted for using the purchase method of accounting. Impulse is primarily engaged in marketing to the telecommunications and information industries. The results of operations of Impulse are not included in the accompanying financial statements as of May 31, 1996. The total cost of the acquisition was approximately $1,300,000, which included the fair value of the net liabilities assumed from Impulse. The excess will be amortized on the straight-line method over ten years.

   If the acquisition had occurred on September 1, 1995, management estimates that, on an unaudited pro forma basis, the following would have been reported on a consolidated basis for the nine months ended May 31:

(Unaudited)                                          1996          1997

Revenues                                         $2,455,430    $ 2,632,921
Net loss                                           (318,951)      (634,958)
Loss per share                                   $    (0.17)   $     (0.17)

NOTE 4 Notes Payable to Bank

     On April 29, 1997, the Company renewed a $250,000 revolving line of credit with the bank which is collateralized by substantially all of the Company's assets. This line-of-credit was added with the acquisition of Synaptx Impulse, Inc., consummated October 1, 1996. The total line balance is limited to 65% of Impulse accounts receivable under 90 days old. At May 31, 1997, the balance due under the line was $250,000 and bears interest at the bank's floating internal rate of 10.99%.

     The Company also added a term loan when it acquired Synaptx Impulse, Inc. At May 31, 1997, the balance due under the loan was $25,000. On June 26, 1997, this note was renewed with a maturity date of September 30, 1997 and bears interest at the bank's floating internal rate of 10.99%.

NOTE 5 Capital Stock

     On March 12, 1997, the Company entered into a Merger Agreement (the "Agreement") and Plan of Reorganization with Synaptx Worldwide, Inc. ("Synaptx"), formerly In-Touch Interactive Multimedia, Inc., an inactive Utah publicly held shell corporation. Under the terms of the Agreement, the Company merged with and into Synaptx with Synaptx being the surviving corporation. Synaptx issued to the stockholders of the Company, 3,600,000 shares of Synaptx common stock. After this merger, Synaptx had a total of 5,047,211 shares of common stock issued and outstanding.

NOTE 6 Subsequent Events

     On June 1, 1997, the Company signed a definitive agreement and consummated an exchange of 142,858 shares of its common stock for all of the existing outstanding common stock of ORAYCOM, a Texas corporation. The acquisition will be accounted for using the purchase method of accounting. ORAYCOM is primarily engaged in marketing to the telecommunications and information industries.
The results of operations of ORAYCOM are not included in the accompanying financial statements as of May 31, 1997. The total cost of the acquisition was approximately $500,000, which exceeded the fair value of the net assets of ORAYCOM by approximately $403,000. Additionally, pursuant to the terms of the acquisition, the former shareholders of ORAYCOM may earn additional purchase price consideration in the form of additional common stock of the Company based on the attainment of both "commission revenues" and "earnings" above specified levels by ORAYCOM beginning June 1, 1997 through August 31, 1999. The additional consideration is specified as fixed amounts for monthly attainment of specified "commission revenues" and "earnings" through August 31, 1997 and for the attainment of specified annual "commission revenues" and "earnings" for the subsequent fiscal years ending August 31, 1998 and 1999.
If ORAYCOM meets the specified "commission revenues" and "earnings" amounts for all the periods involved, the additional consideration could amount to $380,000. The excess will be amortized on the straight-line method over ten years.

     If the acquisition had occurred on September 1, 1995, management estimates that, on an unaudited pro forma basis, the following would have been reported on a consolidated basis:

(Unaudited)                                             1996           1997

Revenues                                          $ 404,954    $ 2,951,017
Net loss                                             (6,154)      (461,197)
Loss per share                                    $   (0.00)    $    (0.12)

     On June 3, 1997 the Board of Directors of Synaptx authorized a stock rights offering whereby every shareholder of record as of May 28, 1997 of Synaptx common stock could purchase one (1) share for every three (3) shares held at a price of $2.18 per share. As a result, an offering of 1,682,403 shares were so offered of which 3,591 were exercised as of June 30, 1997, the expiration date.

             SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES

            Pro Forma Consolidated Financial Statement
                  Nine Months Ended May 31, 1997


     The following unaudited pro forma consolidated statement of operations for the nine months ended May 31, 1997 gives effect to the acquisition of Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.)which was made as of October 1, 1996. The acquisition was accounted for using the purchase method of accounting.
Accordingly, the results of operations of the acquired entity have been reflected since the acquisition date. The pro forma information has been prepared as if the acquisition occurred on September 1, 1996 and is based on historic financial statements of Synaptx Worldwide, Inc. and Synaptx Impulse, Inc. from September 1, 1996 to the acquisition date.

     The unaudited pro forma statement of operations has been prepared by management based upon the financial statements of Synaptx Worldwide, Inc. and the acquired entity. These pro forma results may not be indicative of the results that actually would have occurred if the combination had been in effect since inception or which may be obtained in the future.

             SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES
         Consolidated Pro Forma Statements of Operations
                  Nine Months Ended May 31, 1997
                           (Unaudited)

                       Synaptx         Synaptx      Pro forma
                     Worldwide        Impulse,    Adjustments        Pro forma
                          Inc.            Inc.       Increase    Consolidation
                                                                     (Decrease)

REVENUES               $ 2,468,728  $  164,193      $       -      $ 2,632,921
COST OF REVENUES         1,704,752     201,902                       1,906,654
GROSS PROFIT               763,976     (37,709)                        726,267

EXPENSES
  Selling, general &
   administrative        1,059,046     103,269                       1,162,315
  Depreciation              46,265      18,335                          64,600
  Amortization              86,433           -           4,055          90,488
  Interest Expense - Net    35,343       8,479                          43,822
  Total Expenses         1,227,087     130,083           4,055       1,361,225

NET LOSS                 $(463,111)  $(167,792)        $(4,055)      $(634,958)

Weighted Average Shares
Outstanding              3,645,607                     84,377        3,729,984

NET LOSS PER SHARE OF
COMMON STOCK            $   (0.13)                                  $    (0.17)

             SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES

              Note to Pro Forma Financial Statement


     Effective October 1, 1996, the Company acquired all of the outstanding stock of Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.,) whose principal operations consist of strategic and market planning, new product launch planning, distribution channel analysis and design, communications program planning and implementation, and event and trade show management primarily for clients in the telecommunications industry. The acquisition was consummated for 759,400 shares of Synaptx common stock, with a fair value at the acquisition date of $690,000.

     The transaction was recorded under the purchase method of accounting. The total cost of the acquisition was approximately
$1,723,000, which exceeded the fair value of assets acquired by approximately $1,300,000.

     Pro forma adjustment related to the acquisition of Impulse include an adjustment for amortization of the cost in excess of fair value of assets acquired of $4,055.

             SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES

            Pro Forma Consolidated Financial Statement
                    Year Ended August 31, 1996

     The following unaudited pro forma consolidated statement of operations for the year ended August 31, 1996 gives effect to the acquisition of Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.)which was made as of October 1, 1996. The acquisition was accounted for using the purchase method of accounting.
Accordingly, the results of operations of the acquired entity are not reflected in the Company's year ended August 31, 1996 results of operations since the acquisition date occurred after the Company's fiscal year end. The pro forma information has been prepared as if the acquisition occurred on September 1, 1995 and is based on historic financial statements of Synaptx Worldwide, Inc. and Synaptx Impulse, Inc. from September 1, 1995 to August 31, 1996.

     The unaudited pro forma statement of operations has been prepared by management based upon the financial statements of operations of Synaptx Worldwide, Inc. and the acquired entity. These pro forma results may not be indicative of the results that actually would have occurred if the combination had been in effect since inception or which may be obtained in the future.

             SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES
         Consolidated Pro forma Statements of Operations
                   Year Ended August 31, 1996
                          (Unaudited)

                            Synaptx     Synaptx        Pro forma
                          Worldwide    Impulse,      Adjustments     Pro forma
                               Inc.        Inc.         Increase   Consolidation
                                                                     (Decrease)

REVENUES                   $ 145,653  $2,900,084      $        -   $ 3,045,737
COST OF REVENUES             126,561   1,953,011                     2,079,572
GROSS PROFIT                  19,092     947,073               -       966,165

EXPENSES:
  Selling, general
    & administrative         90,033      915,064                     1,005,097
  Depreciation                1,600       65,000                        66,600
  Amortization                    -            -         129,650       129,650
  Interest Expense - Net          -       35,429                        35,429
  Total Expenses             91,633    1,015,493         129,650     1,236,776

LOSS FROM OPERATIONS        (72,541)    (68,420)        (129,650)     (270,611)

OTHER INCOME (EXPENSE)            -     (53,312)                       (53,312)

NET LOSS                 $  (72,541) $ (121,732)       $(129,650)   $ (323,923)

Weighted average shares
 outstanding              1,937,022                      759,400     2,696,422

NET (LOSS) PER SHARE OF
COMMON STOCK            $     (0.04)                                $    (0.12)

             SYNAPTX WORLDWIDE, INC. AND SUBSIDIARIES

              Note to Pro Forma Financial Statement


     Effective October 1, 1996, the Company acquired all of the outstanding stock of Synaptx Impulse, Inc. (F/K/A Maxwell Partners, Inc.,) whose principal operations consist of strategic and market planning, new product launch planning, distribution channel analysis and design, communications program planning and implementation, and event and trade show management primarily for clients in the telecommunications industry. The acquisition was consummated for 759,400 shares of Synaptx common stock, with a fair value at the acquisition date of $690,000.

     The transaction was recorded under the purchase method of accounting. The total cost of the acquisition was approximately
$1,723,000, which exceeded the fair value of assets acquired by approximately $1,300,000.

     Pro forma adjustment related to the acquisition of Impulse include an adjustment for amortization of the cost in excess of fair value of assets acquired of $129,650.
Independent Auditors' Report



Synaptx Impulse, Inc.
(f/k/a Maxwell Partners, Inc.)
Chicago, Illinois

We have audited the accompanying balance sheets of Synaptx Impulse, Inc. (f/k/a Maxwell Partners, Inc.) as of August 31, 1996 and 1995, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synaptx Impulse, Inc. (f/k/a Maxwell Partners, Inc.) at August 31, 1996 and 1995, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.




                                                 BDO SEIDMAN, LLP



Chicago, Illinois
April 23, 1997

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                                                   Balance Sheets

August 31,                                                1996         1995

Assets
Current Assets
  Cash                                               $      38    $   1,000
  Investment in related party                           15,000            -
  Accounts receivable                                  469,481      425,871
  Due from related parties (Note 2)                          -      112,250
  Other receivables                                      1,058        5,805
  Prepaid expenses and other                            12,023       38,106

Total Current Assets                                   497,600      583,032

Property and Equipment, less accumulated
  depreciation and amortization(Note 1)                122,516      183,963

                                                      $620,116     $766,995

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                                                   Balance Sheets

August 31,                                            1996         1995

Liabilities and Stockholders' Deficit

Current Liabilities
  Accounts payable                                  $ 436,632    $ 432,716
  Accrued expenses                                     25,213        9,203
  Due to related parties (Note 2)                      33,250            -
  Due to Synaptx Worldwide (Note 10)                   50,000            -
  Notes payable to bank (Note 4)                      294,000      120,000
  Notes payable to shareholders (Note 2)               40,675      140,000
  Capital lease obligation - current portion
    (Note 5)                                           23,306       24,169
  Deferred revenue                                     75,000      235,000

Total Current Liabilities                             978,076      961,088

Capital Lease Obligation - Long-Term (Note 5)           2,173       24,243

Total Liabilities                                     980,249      985,331

Shareholders' Deficit
  Common stock, no par - 100,000 shares
    authorized - 15,150 shares issued
    and outstanding (Note 8)                           35,000       35,000

 Deficit                                             (395,133)    (219,336)
  Less subscriptions receivable (Note 2)                    -      (34,000)

                                                     (360,133)    (218,336)

                                                    $ 620,116    $ 766,995

     See accompanying summary of accounting policies and notes to financial statements.

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                                         Statements of Operations

Year ended August 31,                                 1996         1995

Revenues                                           $2,900,084   $3,104,068

Expenses
  Operating                                         1,173,011    1,606,193
  Direct labor                                        779,606      665,409
  Selling, general and administrative
    (Notes 6 and 7)                                   982,270      978,631

Total expenses                                      2,934,887    3,250,233

Operating loss                                        (34,803)    (146,165)

Other Income (Expense)
  Write-off of related party advances
    (Note 2)                                          (53,000)    (144,000)
  Interest income                                       4,707       18,476
  Interest expense                                    (40,136)     (44,528)
  Miscellaneous                                         1,500       (2,009)

Total other expense                                   (86,929)    (172,061)

Net Loss                                            $(121,732)   $(318,226)

     See accompanying summary of accounting policies and notes to financial statements.

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                              Statements of Stockholders' Deficit


                                                    Retained Subscrip-
                                            Common  Earnings   tion
                                   Shares    Stock (Deficit) Receivable  Total

Balance, at September 1, 1994        100   $ 1,000 $ 107,890  $     -  $108,890

  Shares issued                   15,050    34,000         -        -    34,000

  Net loss                             -         -  (318,226)       -  (318,226)
  Distributions to shareholders        -         -    (9,000)       -    (9,000)
  Advances to stockholders for
    purchase of common stock           -         -         -  (34,000)  (34,000)

Balance, at August 31, 1995       15,150    35,000  (219,336) (34,000) (218,336)

  Net loss                             -         -  (121,732)       -  (121,732)
  Distributions to shareholders        -         -   (54,065)       -   (54,065)
  Payment on subscription receivable   -         -         -   34,000    34,000

Balance, at August 31, 1996       15,150  $ 35,000 $(395,133) $     - $(360,133)

See accompanying summary of accounting policies and notes to financial statements.

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                                         Statements of Cash Flows

Year ended August 31,                                  1996        1995

Cash Flows From Operating Activities
  Net loss                                         $ (121,732)  $ (318,226)
  Adjustments to reconcile net loss to net cash used in
    operating activities
     Depreciation                                      65,000       58,865
     Changes in assets and liabilities
       Increase in accounts receivable                (43,610)     (50,977)
       Decrease (increase) in due from related
        parties                                       112,250      (75,538)
       Decrease in other receivables                    4,747       50,048
       Decrease in prepaid expenses and other          26,083       15,958
       Increase in accounts payable                     3,916      145,796
       Increase (decrease) in accrued expenses         16,010      (98,104)
       Increase in due to related parties              33,250            -
       Increase in due to Synaptx Worldwide            50,000            -
       (Decrease) increase in deferred revenue       (160,000)     235,000

Net cash used in operating activities                 (14,086)     (37,178)

Cash Flows From Investing Activities

  Capital expenditures                                 (3,553)    (37,468)
  Investment in related party                         (15,000)          -

Net cash used in investing activities                 (18,553)     (37,468)

Cash Flows From Financing Activities
  Contributions by shareholders                        34,000            -
  Distributions to shareholders                       (54,065)      (9,000)
  Payments on capital lease obligation                (22,933)     (15,585)
  Payments on shareholder loans                       (99,325)     (22,250)
  Proceeds from shareholder loans                           -      162,250
  Increase (decrease) in line-of-credit, net          174,000      (52,873)

Net cash provided by financing activities              31,677       62,542

Net Decrease in Cash                               $     (962)   $ (12,104)

Cash, at beginning of year                              1,000       13,104

Cash, at end of year                              $        38   $    1,000

Supplemental Disclosure of Cash Flow Information
  Interest paid                                     $  39,297    $  41,528
  Capital lease obligation incurred to lease equipment
    and furniture                                           -       63,996
  Stock subscription receivable                             -       34,000

See accompanying summary of accounting policies and notes to financial statements.

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                                   Summary of Accounting Policies


Nature of
Operations     Synaptx Impulse, Inc. (f/k/a Maxwell Partners,
               Inc.) (the "Company") is a Chicago, Illinois based marketing and advertising agency serving the telecommunications and information industries throughout the continental United States. The firm employs industry professionals with expertise in market research, strategic and market planning, marketing communications, sales training and management, database marketing and graphic design.

Revenue
Recognition    Professional fees and production billings represent
               the principal sources of revenue derived from customers. Professional fees revenue is generally recognized when fees are earned based on work performed. Production revenues are recorded as billed with costs accrued for vendor invoices not yet received. Salaries and other company costs are expensed as incurred.

Deferred
Revenue The Company often receives prepayments for professional services to be rendered. This revenue is deferred and as the services are provided, a proportionate share of the deferred revenue is recognized into income.

Investments    During the fiscal year 1996, the Company purchased
               a 12.5% interest in Paw Island, a related party of the Company. This investment is accounted for using the cost method. Subsequent to year end, this investment was distributed to the individual shareholders of the Company.

Property and
Equipment      Property and equipment are stated at cost.
               Depreciation is computed over the estimated useful lives of the assets using accelerated methods.

Income Taxes   The Company elected "S" corporation status when it
               was incorporated and, accordingly, it is not a tax-paying entity for federal income tax purposes. Its stockholders have consented to include the losses of the Company in their individual federal tax returns.

Estimates      The accompanying financial statements include
               estimated amounts and disclosures based on management's assumptions about future events.
               Actual results may differ from those estimates.

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                                   Summary of Accounting Policies

Financial
Instruments    Financial instruments which potentially subject the
               Company to concentrations of risk consist principally of accounts receivable. The accounts receivable are from major corporations located throughout the United States and the associated credit risks are limited. The carrying values reflected in the balance sheet at August 31, 1996 reasonably approximate the fair values for accounts receivable and payable.

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                                    Notes to Financial Statements

1.Property and
Equipment      Major classes of property and equipment consist of
               the following:
               August 31,                                 1996         1995

               Leasehold improvements                $  10,506    $  10,089
               Furniture and fixtures                  228,365      227,001
               Computer equipment                       92,752       90,981
               Vehicle                                  20,782       20,782
                                                       352,405      348,853
               Less accumulated
                 depreciation                          229,889      164,890

               Net property and equipment            $ 122,516    $ 183,963

2.Related Party
Transactions   The Company has notes payable to shareholders
               totaling $40,675 and $140,000 for the years ended
               August 31, 1996 and 1995, respectively. These notes are payable on demand or December 28, 1999 and bear interest at 7.48%.

               For the last few years, the Company has performed marketing work for, and subleased rental space to, two related entities in which the majority shareholder has an equity interest. Revenues of $2,577 and $205,184 were derived from sales to related entities in the years ended August 31, 1996 and 1995, respectively. In addition, the Company advanced these two entities funds from time to time. Cash advances of $44,700 and $236,580 were made to these related entities in the years ended August 31, 1996 and 1995, respectively.

               It has been determined that the majority of these amounts are deemed uncollectible. As such, write-offs of $53,312 and $349,117 are reflected in the years ended August 31, 1996 and 1995, respectively.
               In the year ended August 31, 1995, $205,184 of these write-offs were charged directly to revenues.
               In the future, the Company will no longer undertake such transactions.

               $0 and $112,250 are due from these related entities at August 31, 1996 and 1995, respectively. Amounts due from affiliates have been stated at their net realizable value.

               The Company also has $33,250 due to a related party at August 31, 1996 for amounts advanced.

               Rent charged to these affiliates for sublet office space was $5,835 and $23,340 for the years ended
               August 31, 1996 and 1995, respectively.



                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)

                                    Notes to Financial Statements

               During 1996, the Company paid commissions of $37,500 to the Company of one of the members of the board of directors of Synaptx Worldwide for the sale of equipment to a major customer.

               As of August 31, 1995, the Company advanced $34,000 to four stockholders for the purchase of the Company's common stock. These notes earned interest of 8% and were paid in full in 1996.

3.Significant
Customers      A substantial portion of the Company's revenues is
               generated from relatively few customers. Two customers accounted for approximately 28% and 27%
               of sales in the year ended August 31, 1996, and 31% and 27% of sales in the year ended August 31, 1995.
               Receivables from these customers represented approximately 14% and 15% of total receivables at August 31, 1996, respectively, and approximately
               20% and 10% of total receivables at August 31, 1995, respectively.

4.Notes Payable
to Bank The notes payable consist of borrowings under a revolving line-of-credit with the bank. Borrowings under the line-of-credit, which is payable on demand or due May 1, 1998, are collateralized by substantially all of the Company's assets and bear interest at the bank's internal rate (10.99% and 10.67% at August 31, 1996 and 1995, respectively). The total line balance is limited to no more than 65% of accounts receivable less than 90 days old. The line is secured by commercial guaranties of two of the shareholders and Synaptx Worldwide. As of August 31, 1996 and 1995, the balances due under this line are $171,300 and $120,000, respectively.

               The Company also has a term loan with a balance of $122,700 and $0 at August 31, 1996 and 1995, respectively. This loan is collateralized by substantially all of the Company's assets and bears interest at the bank's internal rate of 10.99% at August 31, 1996. The loan is due May 31, 1997.

               The Company has also guaranteed the personal debt of shareholders of the Company totaling $447,921 and $482,940 at August 31, 1996 and 1995, respec-
               tively.

               In addition, the Company has guaranteed the debt of a related entity totaling $74,006 and $83,129 at August 31, 1996 and 1995, respectively.

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)

                                    Notes to Financial Statements

5.Capital
Leases In 1994, the Company entered into a capital lease for various equipment and furniture. The total principal amount of this capital lease was $63,996. The lease requires monthly installments of $2,208, which includes interest at 19.44%, until November 1997. The capital lease is secured by the related furniture and equipment.

               The following is a schedule by years of future minimum payments required under the lease together with its present value as of August 31, 1996:

               Year ending August 31,                                Amount

               1997                                               $  26,508
               1998                                                   2,208

               Total minimum lease payments                          28,716
               Less amount representing interest                      3,237

               Present value of minimum lease payments             $ 25,479

6.Employee
Benefit Plans  The Company sponsors a qualified employee savings plan for all eligible employees. Participants may make contributions from their gross pay (limited to 15% of the employee's compensation, as defined), with the Company matching such contributions (subject to certain limitations) at the rate of 25% of the first 6% of each participant's contribution.

               Employer matching contributions to the plan were approximately $7,000 and $9,000 for the years ended August 31, 1996 and 1995, respectively.

               The Company sponsored an incentive plan for the period December 1, 1995 through November 30, 1996. The incentive plan is contingent upon the profits generated by the Company that exceed $40,000 and performance objectives. Likewise, losses generated will result in no funds contributed to the incentive pool. Allocations of the fund are based upon employee eligibility and individual incen-tives. No contributions were made to the incentive plan as of August 31, 1996.

7.Lease
Commitments    The Company occupies their premises under a lease
               expiring January 31, 1998. An amendment to the lease was entered on August 30, 1994 for additional space. Rentals are subject to annual escalation charges based upon increases in operating expenses and real estate taxes.

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                                    Notes to Financial Statements

               As of August 31, 1996, the Company's future minimum lease payments under operating leases are as follows:

               Year ending August 31,                                Amount

               1997                                               $ 131,220
               1998                                                  54,675

               Total minimum rent commitments                     $ 185,895

               Rental expense for the Company's facilities amounted to approximately $121,035 and $94,808 for the years ended August 31, 1996 and 1995, respectively.

               In September 1996, the Company entered into an agreement to lease office space in Atlanta, Georgia. The lease extends through June 1998. The aggregate minimum rental commitment for this period would be approximately $69,000.

               In February 1997, the Company signed a letter of intent to build out and rent new office space at a different location. The proposed lease would extend for seven years commencing in December 1997. The aggregate minimum rental commitment for this period would be approximately $1,146,000. A payment of $2,000 of the total required deposit of $25,000 has been made and serves as the second month's rent and security deposit.

8.Common Stock In January 1995, the Company's authorized shares of common stock were increased from 1,000 shares to 100,000 shares. An additional 15,050 shares of common stock were issued to selected employees of the Company.

9.Employment
Agreements     In July 1996, the Company entered into employment
               agreements with its chief financial officer and president which extend through December 31, 1997.
               The agreements shall be automatically renewed for successive one-year terms unless cancelled by either party at least 30 days prior to the current term's expiration. The agreements provide for an aggregate annual salary of $225,000 and a discretionary bonus not to exceed 33% of the employee's regular compensation for each quarter.
               If the employee is terminated without cause, the Company is liable for three years of regular compensation if this termination takes place during the initial term and two years of regular compensation if after the initial term.

                                            Synaptx Impulse, Inc.
                                  (f/k/a/ Maxwell Partners, Inc.)


                                    Notes to Financial Statements

               In July 1996, the Company also entered employment agreements with three of the Company's shareholders which extend through December 31, 1997. The terms are the same as the aforementioned agreements with an annual salary of $72,000 per shareholder. If the employee is terminated without cause during the initial term of their agreement, the Company is liable for nine months of regular compensation.

10.Acquisition On July 13, 1996, the Company signed a definitive agreement to exchange all the outstanding common stock of the Company for 690,000 shares of common stock of Synaptx Worldwide, Inc. The exchange of common stock was consummated on October 1, 1996.

               As of August 31, 1996, Synaptx Worldwide, Inc. had advanced $50,000 to the Company in the form of a noninterest-bearing advance.

                             PART III


ITEM 1.     Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.               Exhibit Name
   2.1      Merger Agreement and Plan of Reorganization.
   3.1(i) Articles of Incorporation and all amendments thereto ("P")
   3.2(ii)  By-Laws of Registrant ("P")
   4.1      Specimen of Common Stock Certificate ("P")
  10.1      Lease Agreement on Registrant's principal place of
             business ("P")
  10.2      Purchase Agreement of Synaptx Access, Inc. f.k.a.
              North American Telco / Cable Representatives, Inc.
  10.3      Purchase Agreement for Synaptx Impulse, Inc.,
              f.k.a. Maxwell Partners, Inc.
  10.4      Purchase Agreement for ORAYCOM, Inc.
  10.5      Employment Agreement for Ronald L. Weindruch
  10.6      Employment Agreement for D. Mike Maxwell
  21.1      Subsidiaries
  27.       Financial Data Schedule


ITEM 2.   Description of Exhibits

  See Item I above.

                            SIGNATURES

  In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                SYNAPTX WORLDWIDE, INC.
                                     (Registrant)



                           By:  /S/  Ronald L. Weindruch
                                 (Signature)
Date: August 8, 1997            RONALD L. WEINDRUCH
                                President